AURORA CANNABIS INC.

Consolidated Financial Statements

For the nine months ended March 31, 2023 and year ended June 30, 2022
(in Canadian Dollars)

Management’s Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgment.

The Board of Directors is primarily composed of Independent Directors and the Audit Committee is entirely composed of Independent Directors. The Board is responsible for the oversight of management in the performance of its financial reporting responsibilities and approval of the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

KPMG LLP, an independent registered public accounting firm, has been appointed by the Company’s shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to the Audit Committee and management to discuss their audit findings.

June 14, 2023

/s/ Miguel Martin	/s/ Glen Ibbott
Miguel Martin Chief Executive Officer	Glen Ibbott Chief Financial Officer

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Board of Directors Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of March 31, 2023 and June 30, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the nine months ended March 31, 2023 and the year ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and June 30, 2022, and its financial performance and its cash flows for the nine months ended March 31, 2023 and the year ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 14, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets in the Canadian cannabis cash generating unit and in the European cannabis cash generating unit

As discussed in Note 15 to the consolidated financial statements, the intangible assets balance was $59,680 thousand as of March 31, 2023. The Company conducts an impairment test annually at year-end, and whenever events or circumstances make it more likely than not that an impairment may have occurred. The recoverable amounts of the relevant Canadian cannabis cash generating unit and the European cannabis cash generating unit (together, the relevant CGUs) to which intangible assets are allocated were determined based on the fair value less costs of disposal method. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. For the period ended March 31, 2023, the Company recognized impairment of intangible assets of $21,743 thousand.

We identified the evaluation of the fair value less costs of disposal of the intangible assets in the relevant CGUs as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the fair value less costs of disposal. The significant assumptions used in the valuation model were the forecasted revenues, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins, discount rates and the royalty rates. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the fair value less costs of disposal of intangible assets and the Company’s determination of the amount of impairment. Additionally, the audit judgment associated with certain of these significant assumptions required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical revenue and EBITDA margin forecasts to actual results to assess the Company’s ability to accurately forecast. We evaluated the reasonableness of the Company’s forecasted revenues and EBITDA margins for the relevant CGUs by comparing the growth assumptions to historical actual results of the Company and external industry reports. We performed sensitivity analyses over forecasted revenues and EBITDA margins to assess their impact on the determination of the fair value less costs of disposal. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•evaluating the methodologies used by the Company to determine the fair value of intangible assets;

•evaluating the discount rates used in the impairment analyses by comparing them to discount rates that were independently developed using publicly available market data for comparable entities; and,

•evaluating the royalty rates used by comparing them to publicly available market data for comparable transactions.
•
Fair value measurement of acquired land and buildings related to a business combination

As discussed in Note 13 to the consolidated financial statements, the Company acquired Bevo Agtech Inc. (Bevo) on August 25, 2022. The Company performed a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair value of the property, plant and equipment acquired to be $92,887 thousand including land and buildings of $74,120 thousand using a combination of the cost approach and sales comparison approach.

We identified the evaluation of the fair value measurement of acquired land and buildings related to the business combination of Bevo as a critical audit matter. A high degree of auditor judgment was required in evaluating the significant assumptions used in determining the fair values. The significant assumptions used were the rate per acre in the fair value measurement of the acquired land and replacement cost per square foot in the fair value measurement of the acquired buildings. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the fair values of the acquired land and buildings. Additionally, evaluation of the assumptions required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s rate per acre and replacement cost per square foot by comparing to independently developed ranges using market data such as costing guides and industry transaction databases.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
June 14, 2023

We have served as the Company’s auditor since 2018.

Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2023 and June 30, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the nine months ended March 31, 2023 and the year ended June 30, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated June 14, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the following has been identified and included in management’s assessment:

Management Review Controls: The Company did not consistently execute and document sufficiently precise management review controls impacting impairment of goodwill, intangible assets and property, plant & equipment, lease accounting, business combinations and purchase price allocation, inventory provisioning, and financial statement close processes.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Bevo Agtech Inc. during 2023, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023, Bevo Agtech Inc’s internal control over financial reporting associated with total current assets of $25,386 thousand, total non-current assets of $39,869 thousand, total current liabilities of $21,207 thousand, total non-current liabilities of $45,315 thousand, total revenues of $20,681 thousand and net loss of $1,268 thousand included in the consolidated financial statements of the Company as of and for the nine months ended March 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Bevo Agtech Inc.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
June 14, 2023

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at March 31, 2023 and June 30, 2022
(Amounts reflected in thousands of Canadian dollars)

	Notes	March 31, 2023	June 30, 2022
		$	$
Assets
Current
Cash and cash equivalents		234,942	437,807
Restricted cash	23	65,900	50,972
Accounts receivable	4, 5, 30(a)	41,308	46,995
Income taxes receivable		37	57
Marketable securities	7	—	1,331
Biological assets	9	22,690	23,827
Inventory	10	106,132	116,098
Prepaids and other current assets	14	8,280	6,539
Assets held for sale	12	638	61,495
		479,927	745,121

Property, plant and equipment	11	322,969	233,465
Derivatives	7	7,249	26,283
Deposits and other long-term assets	14	15,786	3,150
Investments in associates and joint ventures	8	—	1,207
Lease receivable		6,496	4,434
Intangible assets	15	59,680	70,696
Goodwill	15	18,715	—
Deferred tax assets	13	15,500	—
Total assets		926,322	1,084,356

Liabilities
Current
Accounts payable and accrued liabilities	30(b)	75,825	69,874
Income taxes payable		161	167
Deferred revenue	27	1,739	3,850
Convertible debentures	16	132,571	26,854
Loans and borrowings	17	9,571	—
Lease liabilities	18	5,413	6,150
Provisions	3	4,453	5,410
Other current liabilities	5	12,572	12,564
Liabilities held for sale	12	—	5,988
		242,305	130,857

Convertible debentures	16	—	199,650
Loans and borrowings	17	36,163	—
Lease liabilities	18	43,804	36,837
Derivative liability	16, 19(c)	9,634	37,297
Contingent consideration payable	29, 30(b)	12,487	14,371
Other long-term liability	13	48,047	128
Deferred tax liability	13, 24	16,745	2,862
Total liabilities		409,185	422,002

Shareholders’ equity
Share capital	19	6,841,234	6,754,626
Reserves		154,040	157,213
Accumulated other comprehensive loss		(212,365)	(211,721)
Deficit		(6,296,833)	(6,038,275)
Total equity attributable to Aurora shareholders		486,076	661,843
Non-controlling interests	14	31,061	511
Total equity		517,137	662,354
Total liabilities and equity		926,322	1,084,356
Nature of Operations (Note 1)
Commitments and Contingencies (Note 26)
Subsequent Events (Note 32)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Loss and Comprehensive Loss
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Nine months ended	Year ended
	Notes	March 31 2023	June 30, 2022
		$	$
Revenue from sale of goods	27	195,497	251,607
Revenue from provision of services	27	1,088	1,696
Excise taxes	27	(21,617)	(31,964)

Net revenue		174,968	221,339

Cost of sales	10	150,835	212,713

Gross profit before fair value adjustments		24,133	8,626

Changes in fair value of inventory and biological assets sold	10	57,487	106,072
Unrealized gain on changes in fair value of biological assets	9	(34,129)	(118,671)

Gross profit		775	21,225

Expense
General and administration		83,164	113,212
Sales and marketing		39,475	62,025
Acquisition costs		5,638	4,689
Research and development		4,921	10,389
Depreciation and amortization	11, 15	14,916	48,602
Share-based compensation	20(a)(b)(c)	10,764	13,757
		158,878	252,674

Loss from operations		(158,103)	(231,449)

Other Income (expense)
Legal settlement and contract termination fees	26(a), (b)(i)	(2,644)	(1,227)
Interest and other income		14,252	4,507
Finance and other costs	30(a)	(29,596)	(71,813)
Foreign exchange (loss) gain		5,975	(299)
Other (losses) gains	6(d), 22	(5,109)	47,088
Restructuring charges	3	(325)	(3,131)
Impairment of property, plant and equipment	11, 12	(22,249)	(259,115)
Impairment of investment in associates	8	(1,240)	(5,479)
Impairment of intangible assets and goodwill	15	(22,493)	(1,199,202)
		(63,429)	(1,488,671)

Loss before taxes		(221,532)	(1,720,120)

Income tax (expense) recovery
Current	24	(3,167)	(52)
Deferred, net	13, 24	18,404	2,193
		15,237	2,141

Net loss		(206,295)	(1,717,979)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Loss and Comprehensive Loss
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Nine months ended	Year ended
	Notes	March 31 2023	June 30, 2022
		$	$
Net loss		(206,295)	(1,717,979)

Other comprehensive loss (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities	7(a)	(1,205)	(2,067)
		(1,205)	(2,067)

Other comprehensive (loss) income that may be reclassified to net loss
Share of loss from investment in associates	8	—	(2)
Foreign currency translation (gain) loss		561	(2,641)
		561	(2,643)
Total other comprehensive (gain) loss		(644)	(4,710)

Comprehensive loss		(206,939)	(1,722,689)

Net loss attributable to:
Aurora Cannabis Inc.		(198,997)	(1,717,624)
Non-controlling interests	14	(7,298)	(355)

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(199,641)	(1,722,334)
Non-controlling interests		(7,298)	(355)

Loss per share - basic and diluted
Total operations	21	($0.62)	($7.99)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Nine months ended March 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2022		297,772,238	6,754,626	206,244	37,350	419	(86,800)	—	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,038,275)	511	662,354
Shares issued/issuable for business combinations	19(b)	2,614,995	9,683	—	(9,683)	—	—	—	(9,683)	—	—	—	—	—	—	—	—
Shares issued through equity financing	19(a)	44,551,253	75,154	—	—	—	—	414	414	—	—	—	—	—	—	—	75,568
Equity financing transaction costs		—	(2,381)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,381)
Deferred tax on transaction costs		—	(516)	—	—	—	—	—	—	—	—	—	—	—	—	—	(516)
Share issued under RSU, PSU and DSU plans	20(b)(c)	330,824	4,668	(4,668)	—	—	—	—	(4,668)	—	—	—	—	—	—	—	—
Share-based compensation(1)	20	—	—	10,764	—	—	—	—	10,764	—	—	—	—	—	—	—	10,764
NCI contribution	14	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,925	25,925
Put option liability	13	—	—	—	—	—	—	—	—	—	—	—	—	—	(47,638)	—	(47,638)
Change in ownership interests in net assets	14	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,923)	11,923	—
Comprehensive loss for the period		—	—	—	—	—	—	—	—	(1,205)	—	—	561	(644)	(198,997)	(7,298)	(206,939)
Balance, March 31, 2023		345,269,310	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,296,833)	31,061	517.137
(1) Included in share-based compensation is nil relating to milestone payments for the nine months ended March 31, 2023 (year ended June 30, 2022 - $0.5 million).

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	—	2,037,700
Shares issued/issuable for business combinations	13, 19(b)	2,467,421	9,230	—	9,683	—	—	9,683	—	—	—	—	—	—	—	18,913
Shares released for earn out payments	19(b)	193,554	1,000	—	—	—	—	—	—	—	—	—	—	—	—	1,000
Shares issued through equity financing	19(b)	96,570,138	326,446	—	—	—	—	—	—	—	—	—	—	—	—	326,446
Equity financing transaction costs		—	(13,410)	—	—	—	—	—	—	—	—	—	—	—	—	(13,410)
Deferred tax on transaction costs		—	(2,193)	—	—	—	—	—	—	—	—	—	—	—	—	(2,193)
Exercise of RSUs, PSUs, and DSUs	20(b), 20(c)	375,193	7,727	(7,727)	—		—	(7,727)	—	—	—	—	—	—	—	—
Share-based compensation (1)	20	—	—	13,757	—	—	—	13,757	—	—	—	—	—	—	—	13,757
NCI Contribution	14	—	—	—	—	—	—	—	—	—	—	—	—	434	866	1,300
Shares issued from treasury		97,009	1,530	—	—	—	—	—	—	—	—	—	—	—	—	1,530
Comprehensive loss for the period		—	—	—	—	—	—	—	(2,067)	—	(2)	(2,641)	(4,710)	(1,717,624)	(355)	(1,722,689)
Balance, June 30, 2022		297,772,238	6,754,626	206,244	37,350	419	(86,800)	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,038,275)	511	662,354
(1) Included in share-based compensation is nil relating to milestone payments for the nine months ended March 31, 2023 (year ended June 30, 2022 - $0.5 million).

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars)

		Nine months ended	Year ended
	Notes	March 31 2023	June 30, 2022
		$	$
Operating activities
Net loss		(206,295)	(1,717,979)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	9	(34,129)	(118,671)
Changes in fair value included in inventory sold	10	57,487	106,072
Depreciation of property, plant and equipment	11	31,987	60,174
Amortization of intangible assets	15	693	33,486
Share-based compensation		10,764	13,757
Impairment of property, plant and equipment	11, 12	22,249	259,115
Impairment of investments in associates	8	1,240	5,479
Impairment of loans receivable	30(a)	—	10,509
Impairment of intangible assets and goodwill	15	22,493	1,199,202
Accrued interest and accretion expense	16	15,866	30,082
Interest and other income		(168)	(433)
Deferred tax recovery		(18,404)	(2,193)
Other losses (gains)	22	5,112	(39,604)
Foreign exchange loss		(1,503)	(1,915)
Deferred compensation amortization		1,903	—
Changes in non-cash working capital	23	(25,116)	52,652
Net cash used in operating activities		(115,821)	(110,267)

Investing activities
Proceeds from investment in derivatives		3,362	—
Purchase of property, plant and equipment and intangible assets	11, 15	(12,132)	(32,213)
Disposal of property, plant and equipment	12	20,253	19,648
Acquisition of businesses, net of cash acquired	13	(38,790)	(23,171)
Payment of contingent consideration		—	(250)
Deposits (paid) received		16	(185)
Net cash used in investing activities		(27,291)	(36,171)

Financing activities
Proceeds from long-term loans	17	7,242	—
Repayment of long-term loans	17	(3,053)	—
Repayment of convertible debenture	16	(128,706)	(163,286)
Payments of principal portion of lease liabilities	18	(5,148)	(7,545)
Restricted cash	23	(14,928)	(31,578)
Shares issued for cash, net of share issue costs		73,187	350,188
Net cash provided by (used in) financing activities		(71,406)	147,779
Effect of foreign exchange on cash and cash equivalents		11,653	15,009
Increase (decrease) in cash and cash equivalents		(202,865)	16,350
Cash and cash equivalents, beginning of period		437,807	421,457
Cash and cash equivalents, end of period		234,942	437,807
Supplemental cash flow information (Note 23)
The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 3498 - 63 Avenue, Leduc, Alberta, Canada, T9E 0G8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbean, South America and Israel.

On August 25, 2022, the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. in order to support the Company’s principal cannabis operations. Bevo is one of the largest suppliers of propagated vegetables and ornamental plants in North America.

Note 2    Significant Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes change in accounting policies, new accounting standards adopted during the current year and upcoming accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include government grants (Note 5), biological assets (Note 9), inventory (Note 10), impairment of non-financial assets (Note 10, 11, and 15), business combinations (Note 13), convertible debentures (Note 16), share, share-based compensation (Note 20), deferred taxes (Note 24), segmented information (Note 28) and the fair value of financial instruments, including put options (Note 29).

(a)    Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The Company has reclassified certain comparative balances to conform with the current period’s presentation.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on June 14, 2023.

The consolidated financial statements have been prepared on the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. In February 2023, the Company changed its reporting year end from June 30 to March 31. Accordingly, the current period is for the nine months ended March 31, 2023 whereas the comparative period is for the twelve months ended June 30, 2022. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except where noted.

(b)    Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries during the nine months ended March 31, 2023 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc.	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c)    Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

(d)    Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents includes cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash. Restricted cash includes funds reserved in the Captive to cover self-insurance over property related risks and collateral held for letters of credit and corporate credit cards.

(e)    Investment Tax Credit Grants

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified expenditures. These investment tax credits (“ITCs”) are recorded as a reduction to the related expenditures in the fiscal period when there is reasonable assurance that such credits will be realized.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian federal and provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize ITCs in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the ITCs can be utilized. Any changes in these interpretations and assessments could have an impact on the amount and timing of ITCs recognized in the financial statements.

(f)    Provisions

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

An onerous contract provision is recorded when the Company has a contract under which it is more likely than not that the unavoidable costs of meeting the contractual obligations will be greater than the economic benefits that the Company expects to receive under the contract. An onerous contract provision represents the lesser of the cost of exiting from the contract and the cost of fulfilling it.

(g)    New Accounting Policy

Put option liability

The Company has entered into a put option with certain non-controlling interest shareholders of Bevo such that the Company is required to purchase their shareholding under certain conditions as of the exercise date. When accounting for options related to non-controlling interests, the Company applies IFRS 10, Consolidated Financial Statements, and the terms of the contracts are analyzed to assess whether they provide the Company or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The Company

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

has elected the present-access method of accounting for non-controlling interests. As a result, the Company has recognized a financial liability at the present value of the amount payable on exercise of the put option and has excluded it from the purchase price allocation. Remeasurement adjustments are recorded in deficit.

(h)    Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

(i)    New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company will make this assessment as required at the end of each reporting date.

Amendments to IAS 1: Covenants

The amendment that clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual periods beginning on or after January 1, 2024. Management is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Amendments to IAS 12: Income Taxes

The amendment clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Amendments to IAS 16: Leases

The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in
IFRS 15: Revenue to be accounted for as a sale. The amendment is effective for annual periods beginning on or after January 1, 2024.The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Note 3    Provisions

Accounting Policy

Restructuring Provision

A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those individuals who are affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which reflect amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Loan Loss Provision

The loan loss provision originates from the operations of the insurance company incorporated by the Company, for self insurance related to properties. A loan loss provision is an estimate for known reported losses and loss expenses plus a provision for losses incurred but not reported. These amounts are based upon estimates or losses reported by loss adjusters plus an estimate for losses incurred but not reported in accordance with the recommendations of an independent actuary using the past experience of the Company and industry data.s, offset by actual claims paid. Changes in the loan loss provision are reflected in the consolidated statements of loss and comprehensive loss.

During the year ended June 30, 2022 the Company announced an operational efficiency plan including the centralization of the Company’s Canadian manufacturing processes to the Aurora River facility and the resultant closure of the western Canada manufacturing facility. In addition, with the repositioning of the Company’s production footprint and its shift toward a premium product portfolio, the Company announced the closure of Aurora Sky, Valley, Anandia and Whistler Alpha Lake facilities. The restructuring includes a reduction to the number of corporate and production level employees across the organization in an effort to reduce spending.

During the nine months ended March 31, 2023, the Company recorded restructuring charges of $0.5 million (year ended June 30, 2022 - $2.8 million) relating to workforce reductions associated with the closure of production facilities.

The provisions below represent the present value of the best estimate of the future outflow of economic benefits that will be required to settle the expected liabilities and may vary as a result of new events affecting the amounts that will need to be paid.

	Restructuring	Loan Loss Provision	Other	Total
	$	$	$
Balance, June 30, 2021	—	78	—	78
Remeasurement	2,752	3,535	800	7,087
Settlements	(1,755)	—	—	(1,755)
Balance, June 30, 2022	997	3,613	800	5,410
Remeasurement	513	832	8	1,353
Settlements	(1,510)	—	(800)	(2,310)
Balance, March 31, 2023	—	4,445	8	4,453

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

	Notes	March 31, 2023	June 30, 2022
		$	$
Trade receivables, net (1)	30(a)	35,016	28,665
Sales taxes receivable		1,214	3,137
Lease receivable	30(a)	2,094	1,883
Consideration receivable from divestiture		—	2,361
Government grant receivable	5	1,913	6,088
Consideration receivable from sale of facility		—	3,800
Other receivables, net (1) (2)		1,071	1,061
		41,308	46,995
(1)    Refer to (Note 30(a)) for credit risk loss provisions.
(2)    Includes interest receivable from the convertible debenture investments (Note 6).

Note 5    Government Grant

Accounting Policy

The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. Government grants related to income are recognized as other gains (losses) in the statements of net loss while government grants related to assets, including non-monetary grants at fair value, are recognized as a reduction of the related asset’s carrying amount.

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provided a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the nine months ended March 31, 2023, the Company has recognized no government grant income (year ended June 30, 2022 - $10.7 million), within other gains (losses) in the statements of comprehensive loss. Estimation uncertainty arises when interpreting certain definitions as prescribed by CEWS. For the nine months ended March 31, 2023, the Company received no cash (year ended June 30, 2022 - $19.5 million) from CEWS. As at March 31, 2023, $12.4 million (June 30, 2022 - $12.4 million) is recognized as other current liabilities on the statements of financial position.

For the nine months ended March 31, 2023, the Company received a $3.3 million (June 30, 2022 - nil) government grant related to the co-generation project at the Aurora River facility to offset the costs relating to capital expenditures that would have otherwise been capitalized as property, plant and equipment.

Note 6    Investments

(a)    Choom Holdings Inc. (“Choom”)

Choom is a consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

(i)    Convertible Debenture

Effective July 8, 2021, the Company restructured its debt with Choom by extinguishing its existing $20.0 million unsecured convertible debenture and accrued interest of $2.1 million in exchange for: (i) 79,754,843 common shares in Choom with a fair value of $5.2 million; and (ii) a $6.0 million secured convertible debenture (“2021 Debenture”) which approximated fair value. The 2021 Debenture is secured by a second ranking

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

security interest in all of Choom’s present and future acquired property. The 2021 Debenture bears interest at 7.0% per annum, matures on December 23, 2024, and is convertible into common shares in Choom at $0.10 per share. Additionally, the Company and Choom (i) amended the Investor Rights Agreement providing the right to nominate up to two directors to Choom’s Board of Directors and a participation right to maintain Aurora’s pro-rata ownership, and (ii) established a debt restructuring fee payable by Choom to Aurora based on products sold at Choom’s retail stores. As a result of the amendment, the $20.0 million unsecured convertible debenture with a fair value of $18.2 million and $2.1 million interest receivable was derecognized, resulting in a loss of $9.0 million recognized in other gains (losses) on the statements of comprehensive loss.

On April 22, 2022, Choom and certain of its subsidiaries obtained an order (the “Initial Order”) of the Supreme Court British Columbia providing Choom protection from their creditors pursuant to the Companies’ Creditors Act (Canada) (“CCAA”). As part of the Initial Order, the Company has agreed to advance Choom up to an aggregate of $0.8 million (“Loan”) to fund Choom’s ongoing operations and CCAA proceedings. The Loan accrues interest at a rate of 12% per annum, and matures, at the latest, on August 31, 2022. The Loan is secured against all assets of Choom and certain of its subsidiaries pursuant to the Initial Order. During the year ended June 30, 2022, the Company recorded an impairment of $0.8 million against the outstanding loan receivable. During the nine months ended March 31, 2023, the Company received principal plus accrued interest of $0.9 million.

As of March 31, 2023, the 2021 Debenture had a fair value of nil (June 30, 2022 - nil) resulting in an unrealized loss of nil for the nine months ended March 31, 2023 (year ended June 30, 2022 - $6.0 million). The Company considers the probability of collection in its assessment of fair value.

(ii)    Common Shares and Investment in Associate

As a result of the convertible debenture amendment, the Company obtained significant influence over the management of Choom based on its 19.2% ownership interest in Choom and qualitative factors described above. The 9,859,155 common shares previously held in Choom was reclassified from marketable securities (Note 7(a)) to investment in associates (Note 8) at its fair value of $0.6 million based on the quoted market price of $0.065 per share on the amendment date.

As of March 31, 2023, the Company held 89,613,998 (June 30, 2022 - 89,613,998) common shares in Choom, representing a 19.19% (June 30, 2022 - 19.19%) ownership interest with a fair value of nil. During the nine months ended March 31, 2023, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of nil (year ended June 30, 2022 - 5.5 million) which has been recognized through the statements of comprehensive loss (Note 8).

(b)    Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space and more specifically, investment in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of March 31, 2023, the Company holds the following restricted back-in right warrants:

(a)22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of March 31, 2023, the warrants remain un-exercisable.

As of March 31, 2023, the warrants had a fair value of nil (June 30, 2022 - $1.4 million) estimated using the Binomial model with the following assumptions: share price of $0.03 (June 30, 2022 - $0.09); risk-free interest rate of 3% (June 30, 2022 - 4%); dividend yield of 0% (June 30, 2022 - 0%); stock price volatility of 122% (June 30, 2022 - 113%); an expected life of 5.48 years (June 30, 2022 - 6.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $1.4 million unrealized loss on the fair value during the nine months ended March 31, 2023 (year ended June 30, 2022 - $4.2 million) (Note 7(b)).

(c)    Radient Technologies Inc. (“Radient”)

Radient is a public company listed on the TSX Venture Exchange (“TSXV”) and is a commercial manufacturer of cannabis derivatives, formulations and products.

As of March 31, 2023, the Company held 37,643,431 shares in Radient (June 30, 2022 – 37,643,431) with a fair value of nil (June 30, 2022 - $1.1 million) resulting in an unrealized loss for the nine months ended March 31, 2023 of $1.1 million (year ended June 30, 2022 - $1.9 million) (Note 7(a)).

(d)    Investee-B

Investee-B is a private Canadian company that cultivates, manufactures, and distributes medical cannabis products in Jamaica. As of March 31, 2023, The Company holds a $13.5 million (US $10.0 million) (June 30, 2022 - $12.9 million (US$10.0 million)) convertible debenture in Investee-B that bears interest at 1.5% per annum, payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora’s option until July 2, 2023. As part of the arrangement, Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2023, the convertible debenture had a fair value of nil (US $10.6 million) (June 30, 2022 – $14.0 million (US $10.8 million))(Note 7(b)). The Company recognized unrealized gains of $0.1 million for the nine months ended March 31, 2023 (June 30, 2022 – $1.0 million Note 7(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71 (June 30, 2022 – $3.71); risk-free interest rate of 2.34% (June 30, 2022 – 2.77%); dividend yield of 0% (June 30, 2022 – 0%); stock price volatility of 38.39% (June 30, 2022 – 41.93%); credit spread of 1.18% (June 30, 2022 – 1.34%) and an expected life of 0.25 years (June 30, 2022 – 1.01 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately nil (June 30, 2022 – $0.1 million). If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.1 million (June 30, 2022 – $0.2 million).

Subsequent to March 31, 2023, the Company in anticipation of a payment default, renegotiated the payment terms of the convertible debenture agreement, which included forgiveness of $6.75 million (US $5.0 million) and an extension to repay the remaining $6.75 million (US $5.0 million) to June 30, 2025. In consideration for the amendments, the Company received $0.1 million upon execution and will be paid $0.3 million on or before July 1, 2023. Additionally, the conversion feature was removed. As a result of these amendments, the Company determined there was a significant increase in credit risk and high probability of default given Investee-B’s financial constraints. Accordingly, the Company recognized credit losses equal to its fair value of $14.4 million (US $10.6 million) including accrued interest in other expenses (income) on the consolidated statements of loss and comprehensive loss.

(e)    High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis company and is publicly listed on the TSX-V.

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement in the amount of $10.0 million. Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bears no interest, are convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and matures on January 1, 2025. The Company entered into a debt restructuring agreement on July 23, 2020 whereby High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide.

The conversion of the July 2020 Debenture was subject to Aurora holding no more than a 25% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

During the nine months ended March 31, 2023, $0.5 million of High Tide service fees (June 30, 2022 - $1.0 million) incurred by the Company were applied against the principal outstanding under the July 2020 convertible debentures. As at March 31, 2023, the remaining July 2020 convertible debentures had a fair value of $7.1 million (June 30, 2022 – $8.4 million), resulting in an unrealized loss of $1.5 million for the nine months ended March 31, 2023 (June 30, 2022 – $7.8 million) net of $0.5 million in repayments (June 30, 2022 - $1.0 million). The fair value of the convertible debentures was estimated using the FINCAD model with the following assumptions: share price of $0.12 (June 30, 2022 – $0.17); credit spread of 12.5% (June 30, 2022 – 12.6%); dividend yield of 0% (June 30, 2022 – 0%); stock price volatility of 69% (June 30, 2022 – 94%) and an expected life of 1.76 years (June 30, 2022 – 2.51 years).

(f)    Investee-C

Investee-C is a privately held Licensed Producer, based in Ontario, focused on growing premium craft cannabis in Canada.

On May 19, 2021, the Company invested $2.5 million in a secured convertible debenture that matures on October 31, 2022. The debenture bears interest at 8% per annum on the outstanding principal with the first interest payable quarterly in arrears beginning September 30, 2021. The debenture is convertible into common shares of Investee-C at a 15% discount to, the first to occur of: (i) the consideration received by a holder of Investee-C common shares pursuant to a change of control, or (ii) the issuance price of Investee-C common shares pursuant to a public offering.

On October 31, 2022, the Company entered into a Termination Agreement, whereby Investee-C agreed to repay the remaining balance on the convertible debentures. The Company received net proceeds of $2.5 million, inclusive of accrued interest and net of amounts owed by the Company, in consideration for releasing the security.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Marketable Securities and Derivatives

(a)    Marketable securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”). The Company designates its marketable securities as financial assets measured at FVTOCI. This designation is made on an instrument by instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income and not through profit or loss on disposition.

As at March 31, 2023, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Radient	Choom	CTT Pharmaceutical Holdings	Total
		Note 6(a)
	$	$	$	$
Balance, June 30, 2021	3,010	741	—	3,751
Transfer (to) from investment in associates	—	(642)	289	(353)
Unrealized loss on changes in fair value	(1,882)	(99)	(86)	(2,067)
Balance, June 30, 2022	1,128	—	203	1,331
Disposals	—	—	(126)	(126)
Unrealized loss on changes in fair value	(1,128)	—	(77)	(1,205)
Balance, March 31, 2023	—	—	—	—

Unrealized gain (loss) on marketable securities
Year ended June 30, 2022
OCI unrealized loss	(1,882)	(99)	(86)	(2,067)

Nine months ended March 31, 2023
OCI unrealized loss	(1,128)	—	(77)	(1,205)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)    Derivatives and Convertible Debentures

Accounting Policy

Derivatives and debentures are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or deferred and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred. Refer to Note 29 for significant judgments in determining the fair value of derivative financial instruments.

As at March 31, 2023, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 3	Level 2	Level 3
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	ACI	Choom	Investee-B	High Tide	Investee-C	Total
	Note 6(b)	Note 6(a)
	$	$	$	$	$	$
Balance, June 30, 2021	5,661	18,151	14,393	18,665	2,512	59,382
Additions	—	6,000	—	—	—	6,000
Disposals	—	(18,151)	—	—	—	(18,151)
Repayment	—	—	—	(997)	—	(997)
Unrealized loss on changes in fair value	(4,243)	(6,000)	(975)	(9,226)	(50)	(20,494)
Foreign exchange	—	—	543	—	—	543
Balance, June 30, 2022	1,418	—	13,961	8,442	2,462	26,283
Repayment	—	—	—	(537)	(2,490)	(3,027)
Adjustments			—	(211)	—	(211)
Unrealized gain (loss) on changes in fair value	(1,418)	—	(14,506)	(580)	28	(16,476)
Foreign exchange	—	—	680	—	—	680
Balance, March 31, 2023	—	—	135	7,114	—	7,249
Current portion	—	—	—	—	—	—
Long-term portion	—	—	135	7,114	—	7,249

Year ended June 30, 2022
Foreign exchange	—	—	543	—	—	543
Unrealized loss on changes in fair value	(4,243)	(6,000)	(975)	(9,226)	(50)	(20,494)
	(4,243)	(6,000)	(432)	(9,226)	(50)	(19,951)
Nine months ended March 31, 2023
Foreign exchange	—	—	680	—	—	680
Unrealized gain (loss) on changes in fair value	(1,418)	—	(14,506)	(580)	28	(16,476)
	(1,418)	—	(13,826)	(580)	28	(15,796)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Investments in Associates and Joint Ventures

Accounting Policy

Associates are companies over which Aurora has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction costs. When the Company holds marketable securities or derivative financial assets and subsequently obtains significant influence in that investee, the fair value of the financial instruments are reclassified to investments in associates at the deemed cost with the cumulative unrealized fair value gains or losses in other comprehensive loss, if any, transferred to deficit.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

The carrying value of investments in associates and joint ventures consist of:

		CTT Pharmaceutical	Choom	Venn Cannabis	Total
	Note	Holdings Inc.	Note 6(a)
		$	$	$	$
Balance, June 30, 2021		289	—	—	289
Additions		—	5,825	1,156	6,981
Share of net income(1)		—	(344)	51	(293)
Disposition		(289)	—	—	(289)
Impairment		—	(5,479)	—	(5,479)
OCI FX and share of OCI loss		—	(2)	—	(2)
Balance, June 30, 2022		—	—	1,207	1,207
Additions		—	—	—	—
Share of net income(1)	22	—	—	33	33
Disposition		—	—	—	—
Impairment		—	—	(1,240)	(1,240)
OCI FX and share of OCI loss		—	—	—	—
Balance, March 31, 2023		—	—	—	—
(1)Represents an estimate of the Company’s share of net income based on the latest available information of each investee.

On April 22, 2023, the Company finalized the wind up its joint venture in Venn Cannabis. In exchange for terminating the Joint Venture Operating Agreement, the Company transferred its shares in the Venn Cannabis to the joint partner. Pursuant to the the Joint Venture Operating Agreement, the Company was responsible for certain costs arising from the termination in the amount of $1.0 million. These costs have been recognized as at March 31, 2023 in accounts payable and accrued liabilities on the consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Biological Assets

Accounting Policy

The Company defines biological assets as living plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing plants’ stage of completion up to the point of harvest. The Company cultivates cannabis and propagation plants biological assets. For cannabis plants, the stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. Propagation plants are comprised solely of plants from the Bevo business, and are sold as living plants to customers and therefore not harvested into inventory. For propagation plants, the stage of completion is determined based on the propagation date, the promised date, and the period-end reporting date.

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of cannabis biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to cannabis biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.
The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of propagation plants biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Selling price per plant	Represents selling price per plant, which is based on committed purchase plans.	If selling price per plant were higher (lower), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the number of days in production over the promised date less the propagation date.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to propagation plants biological assets based on a rolling gross margin rate and includes all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of biological assets:

	March 31, 2023	June 30, 2022
	$	$
Indoor cannabis production facilities	8,428	23,367
Outdoor cannabis production facilities	—	460
Plant propagation production facilities	14,262	—
	22,690	23,827

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2023	June 30, 2022		March 31, 2023	June 30, 2022
Average selling price per gram	$4.42	$5.18	Increase or decrease of $1.00 per gram	$3,360	$9,813
Weighted average yield (grams per plant)	38.80	39.16	Increase or decrease by 5 grams per plant	$1,438	$3,219
Weighted average effective yield	91%	89%	Increase of decrease by 5%	$395	$1,104
Cost per gram to complete production	$1.65	$1.52	Increase or decrease of $1.00 per gram	$3,427	$6,607

As of March 31, 2023, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $2.43 per gram (June 30, 2022 - $3.12 per gram).

During the nine months ended March 31, 2023, the Company’s indoor cannabis biological assets produced 40,707 kilograms of dried cannabis (June 30, 2022 - 73,371 kilograms). As at March 31, 2023, it is expected that the Company’s indoor cannabis biological assets will yield approximately 7,667 kilograms (June 30, 2022 – 14,754 kilograms) of dried cannabis when harvested. As of March 31, 2023, the weighted average stage of growth for indoor biological assets was 44% (June 30, 2022 – 50%).

b) Outdoor cannabis production facilities

As of March 31, 2023, the Company did not have any outdoor cannabis plants included in biological assets.

During the nine months ended March 31, 2023, the Company’s outdoor cannabis biological assets produced 16,314 kilograms (June 30, 2022 - nil) of fresh frozen weight of cannabis.

c) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2023	June 30, 2022		March 31, 2023	June 30, 2022
Average selling price per floral/bedding plant	$7.58	n/a	Increase or decrease by 10%	$1,682	n/a
Average stage of completion in the production process	56%	n/a	Increase or decrease by 10%	$2,295	n/a

As of March 31, 2023, the weighted average fair value per propagation plant was $2.35 per plant.

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of biological assets during the period are as follows:

	March 31, 2023	June 30, 2022
	$	$
Opening balance	23,827	20,250
Production costs capitalized	71,326	79,620
Biological assets acquired through business combinations (Note 13)	4,470	232
Sale of biological assets	(18,645)	(387)
Foreign currency translation	(234)	(1,233)
Changes in fair value less cost to sell due to biological transformation	34,129	118,671
Transferred to inventory upon harvest	(92,183)	(193,326)
Ending balance	22,690	23,827

During the nine months ended March 31, 2023, biological assets expensed to cost of goods sold was $18.1 million (year ended June 30, 2022 - $0.4 million), which included $3.5 million (year ended June 30, 2022 - $0.1 million) of non-cash expense related to the changes in fair value of biological assets sold.

Note 10    Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the statement of comprehensive loss.

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of the average selling price per gram, inventory spoilage, inventory excess, age and damage.

The following is a breakdown of inventory:

	March 31, 2023			June 30, 2022
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	30,936	14,756	45,692	40,285	27,297	67,582
Finished goods	13,518	1,777	15,295	9,151	2,444	11,595
	44,454	16,533	60,987	49,436	29,741	79,177
Extracted cannabis
Work-in-process	11,566	2,753	14,319	13,577	2,348	15,925
Finished goods	8,786	561	9,347	8,257	650	8,907
	20,352	3,314	23,666	21,834	2,998	24,832

Supplies and consumables	19,923	—	19,923	10,817	—	10,817

Merchandise and accessories	1,556	—	1,556	1,272	—	1,272

Ending balance	86,285	19,847	106,132	83,359	32,739	116,098

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the nine months ended March 31, 2023, inventory expensed to cost of goods sold was $190.2 million (year ended June 30, 2022 - $318.4 million), which included $54.0 million (year ended June 30, 2022 - $105.9 million) of non-cash expense related to the changes in fair value of inventory sold.

During the nine months ended March 31, 2023, the Company recognized $93.4 million, in inventory impairment losses (year ended June 30, 2022 - $137.1 million) consisting of $47.8 million (year ended June 30, 2022 - $71.9 million) recognized in changes in fair value of inventory sold and $45.7 million (year ended June 30, 2022 - $65.1 million) recognized in cost of sales in the consolidated statements of comprehensive loss.

Note 11    Property, Plant and Equipment

Accounting Policy

Owned Assets

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 years
Production equipment 2 - 10 years
Furniture and fixtures 5 years
Building and improvements 10 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Right-of-use leased assets

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a finance lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	March 31, 2023				June 30, 2022
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	52,077	—	(1,820)	50,257	14,351	—	(1,224)	13,127
Buildings	239,353	(83,888)	(3,842)	151,623	396,848	(76,010)	(224,034)	96,804
Construction in progress	37,563	—	(11,945)	25,618	34,260	—	(9,168)	25,092
Computer software & equipment	31,313	(29,570)	(20)	1,723	31,960	(28,244)	(555)	3,161
Furniture & fixtures	7,434	(5,596)	(42)	1,796	10,057	(5,818)	(1,558)	2,681
Production & other equipment	146,960	(87,425)	(1,686)	57,849	168,829	(86,287)	(22,080)	60,462
Total owned assets	514,700	(206,479)	(19,355)	288,866	656,305	(196,359)	(258,619)	201,327

Right-of-use lease assets
Land	14,859	(1,345)	(969)	12,545	7,443	(1,192)	—	6,251
Buildings	36,789	(15,836)	—	20,953	40,530	(14,990)	(496)	25,044
Production & other equipment	5,343	(4,738)	—	605	5,087	(4,244)	—	843
Total right-of-use lease assets	56,991	(21,919)	(969)	34,103	53,060	(20,426)	(496)	32,138

Total property, plant and equipment	571,691	(228,398)	(20,324)	322,969	709,365	(216,785)	(259,115)	233,465

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2022	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2023
Owned assets
Land	13,127	—	21,770	—	16,609	—	(1,820)	571	50,257
Buildings	96,804	840	52,350	—	15,467	(9,774)	(3,842)	(222)	151,623
Construction in progress	25,092	5,322	1,134	(36)	5,135	—	(11,945)	916	25,618
Computer software & equipment	3,161	710	—	—	(867)	(1,284)	(20)	23	1,723
Furniture & fixtures	2,681	37	—	—	(874)	(46)	(42)	40	1,796
Production & other equipment	60,462	1,662	17,633	(1,989)	(1,808)	(16,942)	(1,686)	517	57,849
Total owned assets	201,327	8,571	92,887	(2,025)	33,662	(28,046)	(19,355)	1,845	288,866

Right-of-use leased assets
Land	6,251	—	—	(29)	7,580	(291)	(969)	3	12,545
Buildings	25,044	57	—	(6,553)	5,363	(3,155)	—	197	20,953
Production & other equipment	843	498	—	(182)	(72)	(495)	—	13	605
Total right-of-use lease assets	32,138	555	—	(6,764)	12,871	(3,941)	(969)	213	34,103
Total property, plant and equipment	233,465	9,126	92,887	(8,789)	46,533	(31,987)	(20,324)	2,058	322,969
(1)Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of facilities to assets held for sale as at March 31, 2023 (Note 12).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2021	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, June 30, 2022
Owned assets
Land	23,977	5,565	(1,210)	(13,785)	—	(1,225)	(195)	13,127
Real estate	328,263	2,514	211	9,989	(19,769)	(224,117)	(287)	96,804
Construction in progress	77,639	12,888	(7,158)	(48,395)	—	(9,174)	(708)	25,092
Computer software & equipment	7,815	431	(236)	2,169	(6,449)	(554)	(15)	3,161
Furniture & fixtures	5,909	172	197	(259)	(1,740)	(1,557)	(41)	2,681
Production & other equipment	101,245	(1,207)	2,425	5,435	(25,374)	(21,992)	(70)	60,462
Total owned assets	544,848	20,363	(5,771)	(44,846)	(53,332)	(258,619)	(1,316)	201,327

Right-of-use leased assets
Land	22,777	—	(3,513)	(12,187)	(828)	—	2	6,251
Real estate	36,857	1,285	(1,987)	(5,344)	(5,199)	(496)	(72)	25,044
Production & other equipment	1,611	55	—	—	(815)	—	(8)	843
Total right-of-use lease assets	61,245	1,340	(5,500)	(17,531)	(6,842)	(496)	(78)	32,138
Total property, plant and equipment	606,093	21,703	(11,271)	(62,377)	(60,174)	(259,115)	(1,394)	233,465

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the nine months ended March 31, 2023, the Company recognized $32.0 million (June 30, 2022 - $60.2 million) of depreciation expense of which $14.5 million (June 30, 2022 - $34.5 million) was reflected in cost of sales.

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the nine months ended March 31, 2023, Management noted indicators of impairment at the asset specific level, the Cash Generating Unit (“CGU”) level and the Operating Segment level which are discussed below.

(a)    Asset specific impairments

Nine Months Ended March 31, 2023

During the year ended June 30, 2022, the Company entered into a share purchase agreement (the “Agreement”) to sell 2105657 Alberta Ltd., a wholly-owned subsidiary which owns the Aurora Sun facility located in Alberta. The assets and liabilities of the subsidiary were reclassified to assets and liabilities held for sale (Note 12(a)) following the execution of the Agreement. The closing of the transaction was subject to certain standard closing conditions for both parties. During the nine months ended March 31, 2023, the Company gave notice to terminate the agreement due to the prospective buyer’s failure to fulfill closing conditions and intends to sell the facility to Bevo, a 50.1% owned subsidiary. The net book value of the facility while classified as held for sale was $34.4 million, the fair value of the facility based on FVLCD at the time of reclassification to property, plant, and equipment (Note 11) was $29.1 million. The reduction of $5.3 million was recognized as an impairment of property, plant and equipment in the consolidated statements of loss and comprehensive loss. The impairment loss was allocated to the Canadian cannabis operating segment (Note 28).

During the nine months ended March 31, 2023, the Company recorded an impairment loss of $2.9 million for its Aurora Nordic facility located in Denmark, due to a number of operational and regulatory challenges, which are an indicators of impairment as at March 31, 2023. The impairment loss was based on FVLCD of nil as at March 31, 2023. In addition, there were impairments to related ROU assets in the amount of $1.0 million recognized as impairment to property, plant and equipment in the consolidated statements of loss and comprehensive loss. The impairment loss was allocated to the European cannabis operating segment (Note 28). On May 24, 2023, the Company formally made the decision to close its Aurora Nordic facility (Note 32).

During the nine months ended March 31, 2023, the Company recorded an impairment loss of $4.3 million for its Growery facility located in the Netherlands, due to regulatory and financial uncertainty and other commercial factors which are indicators of impairment as at March 31, 2023. The impairment loss was based on FVLCD of $6.5 million as at March 31, 2023 and allocated the European cannabis operating segment (Note 28). The fair value of the facility was determined based on a third-party appraisal. On June 13, 2023, the Company formally made the decision to exit the agreement with Growery (Note 32).

During the nine months ended March 31, 2023, the Company recorded an impairment loss of $2.5 million for its R&D facility located in the Netherlands, due to regulatory and financial uncertainty and other commercial factors which are indicators of impairment as at March 31, 2023. The impairment loss was based on FVLCD of $2.3 million as at March 31, 2023 and allocated the European cannabis operating segment (Note 28).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Additionally, there were other individually immaterial specific asset impairment losses identified totaling $2.5 million, recognized in impairment of property, plant and equipment in the consolidated statements of loss and comprehensive loss. As at March 31, 2023, the fair value less costs to dispose of these assets were determined to be nil.

Year Ended June 30, 2022

As a result of the Company’s change in strategy during the year ended June 30, 2022 to focus on lower volume, higher margin premium categories, management made the decision that it will close its Aurora Sky facility in Edmonton, Alberta, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on a third-party appraisal using a FVLCD approach including market and cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $154.5 million impairment loss for the manufacturing facility for the year ended June 30, 2022. The manufacturing facility and the corresponding impairment loss is allocated to the Canadian cannabis operating segment (Note 28).

During the year ended June 30, 2022, management recorded an impairment of $21.1 million for the Company’s Polaris facility in Edmonton, Alberta, as a result of observable indications that its market value has declined more than would be expected as a result of the passage of time or normal use, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on offers to purchase received from third-parties. The manufacturing facility and the corresponding impairment loss is allocated to the Canadian cannabis operating segment (Note 28).

In connection with the announced restructuring during the year ended June 30, 2022 (Note 3), management had noted indicators of impairment for property, plant and equipment associated with the closure of certain facilities. The recoverable amount of these assets were estimated using a FVLCD approach (Level 3) which resulted in a nominal value. As a result, the Company recognized a $7.4 million impairment loss relating to these assets for the year ended June 30, 2022, of which $6.8 million was allocated to the Canadian cannabis operating segment and $0.6 million was allocated to the international operating segment (Note 28).

(b)    CGU and Operating Segment impairments

Nine Months Ended March 31, 2023

During the nine months ended March 31, 2023, the Company recognized impairment losses within its Canadian Cannabis operating segment and allocated impairment losses of $1.8 million to property, plant and equipment. The impairment losses are allocated to the Canadian Cannabis operating segment (Note 28).

Year Ended June 30, 2022

During the year ended June 30, 2022, the Company recognized impairment losses within its Canadian CGU and Canadian Cannabis operating segment and allocated impairment losses of $60.7 million to property, plant and equipment. The impairment losses are allocated to the Canadian Cannabis operating segment (Note 28).

Note 12    Assets and Liabilities Held for Sale

Accounting Policy

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the statement of comprehensive loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)    Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

	Colombia Property	Restructuring Facilities	Uruguay Properties	Nordic Sky	Aurora Sun	Valley	Polaris	Whistler Alpha Lake	Total
	$	$	$						$
Balance, June 30, 2021	1,925	13,993	—	—	—	—	—	—	15,918
Transfer (to) from Property, Plant, and Equipment	—	(355)	669	8,823	34,404	5,850	18,678	638	68,707
Proceeds from disposal	—	(11,440)	(602)	(7,519)	—	—	—	—	(19,561)
Loss on disposal (1)	—	(2,198)	(67)	(1,304)	—	—	—	—	(3,569)
Balance, June 30, 2022	1,925	—	—	—	34,404	5,850	18,678	638	61,495
Transfer to Property, Plant, and Equipment	—	—	—	—	(34,404)	—	—	—	(34,404)
Impairment	(1,925)	—	—	—	—	—	—	—	(1,925)
Transfer from Liabilities Held for Sale	—	—	—	—	—	—	(3,977)	—	(3,977)
Proceeds from disposal	—	—	—	—	—	(5,573)	(14,680)	—	(20,253)
Loss on disposal (1)	—	—	—	—	—	(277)	(21)	—	(298)
Balance, March 31, 2023	—	—	—	—	—	—	—	638	638
(1) The loss on disposal is recognized in other gains (losses) (Note 22) in the statement of comprehensive loss.

Columbia Property

During the nine months ended March 31, 2023, the Company recognized an impairment loss on its Columbia property of $1.9 million which is recognized in other gains (losses) in the statements of comprehensive loss (Note 22).

Restructuring Facilities

During the year ended June 30, 2022, the Company sold its Mountain facility, located in Alberta, and its Prairie facility, located in Saskatchewan, with a combined carrying value of $13.6 million and net proceeds of $11.4 million. As a result, the Company recognized a $2.2 million loss on disposal which is recognized in other gains (losses) in the statements of comprehensive loss (Note 22).

Uruguay Properties

During the year ended June 30, 2022, management committed to sell its recreational production facility located in Uruguay and listed the property for sale. As a result, the Company reclassified the asset with a carrying value of $0.7 million from property, plant, and equipment to assets held for sale. During the year ended June 30, 2022 , the Company sold the facility for net proceeds of $0.6 million and recognized a $0.1 million loss on disposal within other gains (losses) in the statements of comprehensive loss (Note 22).

Nordic Sky

During the year ended June 30, 2022 the company sold the facility for net proceeds of approximately $7.5 million were received by the Company resulting in a loss of disposal of $1.3 million which is recognized in other gains (losses) in the statements of comprehensive loss (Note 22).

$
Property, plant and equipment	34,404
Assets held for sale	34,404

Accounts payable and accrued liabilities	11
Provisions	2,000
Liabilities held for sale	2,011

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Valley

In connection with the restructuring announced during the year ended June 30, 2022, the Company sold its Valley facility for net proceeds of $5.6 million. As a result, the Company recognized a $0.3 million loss on disposal which is recognized in other gains (losses) in the statement of comprehensive loss (Note 22).

Polaris

During the nine months ended March 31, 2023, the Polaris facility and its related liabilities were sold for net proceeds of $14.7 million.

$
Property, plant and equipment	18,678
Assets held for sale	18,678

Lease liability	3,977
Liabilities held for sale	3,977

Whistler Alpha Lake

In connection with the restructuring announced during the year ended June 30, 2022 (Note 3), the Company listed its Whistler Alpha Lake facility for sale. As a result, the Company reclassified it from property, plant, and equipment to assets held for sale.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13     Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration, intangible assets and property, plant and equipment. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Property, plant and equipment are fair valued using a combination of the cost approach and sales comparison approach. The significant assumptions used were the replacement costs and rate per acre in the fair value measurement of the acquired land and replacement cost per square foot in the fair value measurement of the acquired buildings.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Bevo Agtech Inc.
On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo, the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The transaction included initial consideration of $44.8 million consisting of $38.8 million paid in cash, $3.0 million paid into escrow for indemnity holdback, and $3.0 million paid into escrow relating to performance holdbacks which are releasable upon Bevo meeting certain financial targets (the “Performance Holdback”). The Performance Holdback payable was measured at fair value of $2.2 million. The total cash consideration of $6.0 million paid into escrow has been recognized as an increase in restricted cash, with a corresponding increase of $3.0 million in accounts payable and accrued liabilities related to the indemnity holdback; $2.2 million in contingent consideration payable related to the Performance Holdback and $0.8 million in goodwill on the consolidated statements of financial position.

Additional consideration of up to $12.0 million as a potential earnout amount is payable in cash or Common Shares at the election of the Company, subject to Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia for the period up to December 31, 2025. The additional consideration was measured at fair value and recognized as an increase of $0.7 million in contingent consideration payable, with a corresponding increase in goodwill, on the consolidated financial statements of financial position. In connection with the potential earnout, the Company has pledged 6,596,761 of Bevo Common Shares owned by the Company as security to the non-controlling shareholders of Bevo.

The transaction includes call options such that the Company and certain non-controlling shareholders of Bevo may acquire additional Common Shares of Bevo based on Bevo’s EBITDA performance and in the event of an Adverse Change of Control, as defined in the Bevo shareholders agreement. The call options are derivative instruments measured at fair value on the date of acquisition with subsequent changes recognized in net loss. The fair value of the call options at the date of acquisition were determined to be nominal in the provisional purchase price allocation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition, the transaction includes a put option with certain non-controlling shareholders of Bevo such that the Company is required to purchase up to an additional 40.4% of the Common Shares of Bevo based of Bevo’s achievement of certain future EBITDA performance targets. As a result, the Company has recognized a financial liability of $48.0 million on the date of acquisition at the present value of the amount payable on exercise of the put option. The put option was valued at the date of acquisition using a discounted cash flow model and is valued subsequently using a Monte Carlo simulation. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at March 31, 2023, the present value of the amount payable on exercise of the put option was $47.6 million which is recorded in other long term liability in the consolidated statements of financial position. The change of $-0.4 million is recorded in deficit in the consolidated statements of financial position. Since the Company has elected to use the present-access method and measure the NCI of the proportionate share of the net assets in Bevo, the fair value of the put option is not included in the purchase price allocation.

	Provisional allocation at acquisition	Adjustments	Final
Cash paid	38,844	—	38,844
Performance holdback	2,153	—	2,153
Indemnity holdback	3,000	—	3,000
Contingent consideration	749	—	749
	44,746	—	44,746

Preliminary Fair Value of net identifiable assets
Cash	54	—	54
Accounts receivables	3,317	—	3,317
Biological assets	4,873	(403)	4,470
Inventories	4,366	—	4,366
Prepaid expenses and deposits	749	—	749
Property, plant and equipment	92,887	—	92,887
Intangible assets			—
Customer relationships	5,600	—	5,600
Software	247	—	247
	112,093	(403)	111,690

Accounts payable and accruals	3,699	—	3,699
Income taxes payable	1,660	(1,744)	(84)
Deferred revenue	151	—	151
Loans and borrowings	39,934	(237)	39,697
Deferred tax liability	14,762	1,509	16,271
	60,206	(472)	59,734

Provisional purchase price allocation
Net identifiable assets acquired	51,887	69	51,956
Non-controlling interest	(25,891)	(34)	(25,925)
Goodwill	18,750	(35)	18,715
	44,746	—	44,746

Net cash outflows
Cash consideration paid	(38,844)	—	(38,844)
Cash acquired	54	—	54
	(38,790)	—	(38,790)

Goodwill arising from the acquisition represents future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.
Based on Management’s review of relevant information received after the acquisition date for circumstances that existed at the acquisition date, adjustments were made to the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price previously reported was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As at March 31, 2023, Management finalized its purchase price allocation for the fair value of identifiable assets acquired and liabilities assumed and the resulting allocation of goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

For the nine months ended March 31, 2023, Bevo accounted for $20.7 million, in revenue and $1.3 million in net loss since the August 25, 2022 acquisition date. If the acquisition had been completed on July 1, 2022, the Company estimates that Bevo would have accounted for $22.7 million in revenue and $2.5 million in net loss for the nine months ended March 31, 2023.

In connection with the acquisition of Bevo, the Company recognized non-controlling interests in Bevo of $25.9 million, which represents the non-controlling interest portion of 49.9% of the fair value of the net identifiable assets acquired.

As a result of the transaction, the Company recognized a deferred tax asset of $16.3 million with a corresponding recovery of deferred taxes on the consolidated statement of comprehensive loss.

Included in acquisition costs expense for the nine months ended March 31, 2023, are $1.0 million of transaction costs related to the acquisition of Bevo.

Thrive Cannabis (“Thrive”)

On May 5, 2022, the Company acquired TerraFarma Inc. (parent company of Thrive), a Canadian company based in Ontario specialized in the sale of innovative premium cannabis products including dried flower, pre-rolls, vapour products and concentrates.

The Company acquired all of the issued and outstanding shares of TerraFarma Inc. for an aggregate initial consideration of $63.3 million consisting of $27.0 million paid in cash, $9.2 million through the issuance of 2,467,421 Common Shares, $9.7 million for earned milestones issuable in Common Shares and $3.0 million withheld as an indemnity holdback payable in cash or shares, or a combination of both, at the Company’s discretion. On July 7, 2022, the Company issued 2,614,995 Common Shares for the $9.7 million of equity consideration relating to earned milestones known at the time of the acquisition.

Additional consideration of up to $14.4 million in potential earnout amounts is payable in cash, Common Shares or a combination of both, at the election of the Company, subject to Thrive achieving certain revenue targets within two years of closing the transaction. The preliminary purchase price allocation has been adjusted for information received subsequent to the acquisition date, regarding circumstances that existed at the acquisition date. The adjustments and final purchase price allocation are as follows:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Provisional allocation at acquisition	Adjustments	Final
Total consideration
Cash paid	26,983	—	26,983
Common shares issued	9,230	—	9,230
Common shares issuable	9,683	—	9,683
Indemnity holdback	3,000	—	3,000
Contingent consideration	14,371	—	14,371
	63,267	—	63,267

Net identifiable assets acquired (liabilities assumed)
Cash	2,513	—	2,513
Accounts receivables	3,713	—	3,713
Biological assets	232	—	232
Inventories	10,441	—	10,441
Prepaid expenses and deposits	151	—	151
Investments in associates	1,156	—	1,156
Property, plant equipment	10,453	—	10,453
Intangible assets			—
Permits and licenses	6,100	—	6,100
Brand	10,800	—	10,800
	45,559	—	45,559

Accounts payable and accruals	5,831	750	6,581
Deferred tax liability	2,862	—	2,862
	8,693	750	9,443

Provisional purchase price allocation
Net identifiable assets acquired	36,866	(750)	36,116
Goodwill	26,401	750	27,151
	63,267	—	63,267

Net cash outflows
Cash consideration paid	(26,983)	—	(26,983)
Cash acquired	2,513	—	2,513
	(24,470)	—	(24,470)

Goodwill arising from the acquisition represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes. During the year ended June 30, 2022, the Company recognized an impairment loss on goodwill of $26.4 million (Note 15).
For the year ended June 30, 2022, Thrive accounted for $1.4 million in revenue and $3.2 million in net loss since the May 5, 2022 acquisition date. If the acquisition had been completed on July 1, 2021, the Company estimates it would have recorded an increase of $10.3 million in revenue and an increase of $22.1 million in net loss for the year ended June 30, 2022.

Note 14     Asset Acquisition and Non-controlling Interest (“NCI”)

Accounting Policy

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of the total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The change in non-controlling interest is as follows:

	Bevo	Other	Total
	$	$	$
Balance, June 30, 2021	—	—	—
Additions	—	866	866
Share of (loss) profit for the period	—	(355)	(355)
Balance, June 30, 2022	—	511	511
Acquired through business acquisitions (Note 13)	25,925	—	25,925
Change in ownership interests in net assets	11,923	—	11,923
Share of (loss) profit for the period	(4,944)	(2,354)	(7,298)
Balance, March 31, 2023	32,904	(1,843)	31,061

The Company entered into an agreement to sell its Aurora Sky facility in Edmonton, Alberta and related assets and liabilities to Bevo (a 50.1% controlled subsidiary) (the “Aurora Sky Transaction”). Up to $25.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. The Aurora Sky Transaction closed on September 30, 2022. The Company recognized the inter-company transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred of $11.9 million with a corresponding decrease to deficit on the consolidated statements of financial position.

CannaHealth Therapeutics Inc.
On September 20, 2022, the Company acquired all of the issued and outstanding shares of CannaHealth Therapeutics Inc (“CannaHealth”) from the minority interest of a consolidated subsidiary for total consideration of $21.9 million paid in cash. CannaHealth is a company with assets in the Canadian medical aggregator space. The Company allocated the purchase consideration to deferred compensation in accordance with IAS 19, Employee Benefits, with $2.9 million being used to settle tax obligations in respect of the deferred compensation. The deferred compensation is amortized on a straight-line basis over a five-year period. During the nine months ended March 31, 2023, the Company recognized amortization expense of $1.9 million in the consolidated statements of loss and comprehensive loss. As at March 31, 2023, $3.8 million was recorded to prepaids and $13.3 million was recorded to deposits on the consolidated statements of financial position. The remaining balance of $2.9 million was paid to settle certain tax obligations arising from the transaction.

Growery B.V.

During the year ended June 30, 2022, the Company, through its wholly-owned indirect subsidiary, Aurora Nederland B.V., entered into a sale and purchase agreement to purchase 40% of the issued and outstanding shares in Growery B.V. (“Growery”). The Company controls Growery as it has the right to nominate two of three members of the Supervisory Board of Growery, and decisions require a simple majority. Based on having a controlling interest, the Company has consolidated Growery’s results in these consolidated financial statements.

The Company accounted for this purchase as an asset acquisition. In connection with the asset acquisition, the Company made an upfront cash payment of $0.6 million (EUR 0.4 million). In addition, the Company is obligated to make aggregate cash milestone payments of up to $5.8 million (EUR $4.0 million) upon Growery achieving sufficient profits available for distribution, and up to $4.3 million (EUR 3.0 million) upon Growery achieving certain revenue targets. The Company recognized NCI of $0.9 million (EUR 0.6 million) based on its proportion share of Growery’s net assets. The difference between the purchase price and the net assets acquired has been allocated to intangible assets. A definite life intangible asset license of $2.0 million (EUR 1.4 million) has been recognized in these financial statements. The Company incurred transaction costs of $0.1 million (EUR 0.1 million) which have been capitalized to the net assets acquired.

Netherlands-based Growery is in the business of cultivation, production and sale of recreational cannabis and is one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment . During the nine months ended March 31, 2023, the Company recorded an impairment loss against property plant and equipment (Note 11) and intangible assets (Note 15) due to regulatory and financial uncertainty and other commercial factors which are indicators of impairment at March 31, 2023. On June 13, 2023, the
Company formally made the decision to exit the agreement with Growery (Note 32).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and Know-how ERP Software	20 years Useful life of the facility 10 years 10 years 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of comprehensive loss as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at year end for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the Plant Propagation operating segment, which represents the lowest level at which management monitors goodwill. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the operating segment or CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2023				June 30, 2022
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,529	(37,068)	—	5,461	89,626	(48,975)	(40,651)	—
Permits and licenses	56,782	(42,826)	(2,783)	11,173	116,966	(38,888)	(63,724)	14,354
Patents	928	(771)	—	157	1,957	(777)	(1,053)	127
Intellectual property and know-how	52,590	(52,590)	—	—	78,099	(49,878)	(28,221)	—
Software	20,121	(16,390)	(3,460)	271	42,639	(16,618)	(26,021)	—
Indefinite life intangible assets:
Brand	36,200	—	(15,500)	20,700	157,499	—	(121,300)	36,199
Permits and licenses	21,918	—	—	21,918	23,973	—	(3,957)	20,016
Total intangible assets	231,068	(149,645)	(21,743)	59,680	510,759	(155,136)	(284,927)	70,696
Goodwill	19,465	—	(750)	18,715	914,275	—	(914,275)	—
Total	250,533	(149,645)	(22,493)	78,395	1,425,034	(155,136)	(1,199,202)	70,696

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2022	Additions from acquisitions	Additions	Amortization	Impairment	Foreign currency translation	Balance, March 31, 2023
Definite life intangible assets:
Customer relationships	—	5,600	—	(139)	—	—	5,461
Permits and licenses	14,354	—	—	(498)	(2,783)	100	11,173
Patents	127	—	41	(20)	—	9	157
Software	—	247	3,520	(36)	(3,460)	—	271
Indefinite life intangible assets:
Brand	36,199	—	—	—	(15,499)	—	20,700
Permits and licenses (1)	20,016	—	—	—	—	1,902	21,918
Total intangible assets	70,696	5,847	3,561	(693)	(21,742)	2,011	59,680
Goodwill	—	—	19,465	—	(750)	—	18,715
Total	70,696	5,847	23,026	(693)	(22,492)	2,011	78,395
(1)Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at March 31, 2023, $20.7 million and $21.9 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and European Cannabis Segment, respectively (June 30, 2022 - $36.2 million and $20.0 million respectively).

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

During the nine months ended March 31, 2023, the Company changed its internal management reporting which resulted in a change in how CGU’s are allocated between the Canadian Cannabis operating segment and the previously reported International Cannabis operating segment. As a result, the International Cannabis operating segment now only represents the European Union (“EU”) and sales to export markets from Canada are now within the Canadian Cannabis segment. Additionally, with the acquisition of Bevo (Note 13), the Company determined this is a reportable segment. Accordingly, Management has identified the following three reportable operating segments: (i) Canadian Cannabis; (ii) European Cannabis and (iii) Plant Propagation.

(a)    Asset Specific Impairments

During the nine months ended March 31, 2023, management had noted indicators of impairment for permits and licenses intangible assets related to its Growery joint venture, located in the Netherlands. As a result, the Company recognized a $1.9 million impairment loss for the nine months ended March 31, 2023. The impairment loss was allocated to the European cannabis operating segment (Note 28). On June 13, 2023, the Company formally made the decision to exit the agreement with Growery (Note 32).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In connection with the announced restructuring during the year ended June 30, 2022 (Note 3), management had noted indicators of impairment for intangible assets associated with the closure of certain facilities. The recoverable amount of the intangibles were estimated using a FVLCD approach (Level 3) which resulted in a nominal value. As a result, the Company recognized a $9.4 million impairment loss relating to these intangible assets for the year ended June 30, 2022. The impairment loss was allocated to the Canadian cannabis operating segment (Note 28).

During the year ended June 30, 2022, management had noted indicators of impairment for customer relationship intangible assets. The recoverable amount of the intangible asset was estimated using a FVLCD approach (Level 3) which resulted in a nominal value. As a result, the Company recognized a $3.7 million impairment loss for the year ended June 30, 2022. The impairment loss was allocated to the International cannabis operating segment (Note 28).

(b)    CGU and Goodwill Impairments

As at March 31, 2023 and June 30, 2022 the Company performed its annual impairment test on its indefinite life intangible assets and goodwill. The recoverable amount of the operating segments to which goodwill is allocated and the CGUs to which indefinite life intangibles are allocated were determined based on FVLCD using Level 3 inputs in a discounted cash flow (“DCF”) analysis. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate DCF results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) margins. The Canadian Cannabis CGU, European Cannabis CGU, the Canadian Cannabis Operating Segment, and European Cannabis Operating Segment forecasts are extended to a total of 4 years (and a terminal year thereafter). The Plant Propagation CGU and operating segment forecasts are extended to a total of 8.75 years (and a terminal year thereafter).
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGUs and Operating Segments Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As at March 31, 2023, management had noted the following impairment indicators:

•Decline in stock price and market capitalization - As at March 31 2023, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization; and
•Changes in cannabis market conditions and capital market environment, including higher rates of borrowing and lower foreign exchange rates.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at March 31, 2023 and June 30, 2022:

	Indefinite Life Intangible Impairment Testing			Goodwill Impairment Testing
	Canadian Cannabis CGU	Plant Propagation	European Cannabis CGU	Canadian Cannabis Operating Segment	Plant Propagation	European Cannabis Operating Segment
March 31, 2023
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Discount rate	16.5%	11.0%	17.0%	16.5%	11.0%	17.0%
Budgeted revenue growth rate over forecast period	16.7%	10.0%	48.8%	16.5%	10.0%	48.8%
Fair value less cost to dispose	$258,228	$184,832	$78,612	$236,345	$184,832	$87,420

	Canadian Cannabis CGU	Plant Propagation	International Cannabis CGU	Cannabis Operating Segment	Plant Propagation	European Cannabis Operating Segment
June 30, 2022
Terminal value growth rate	3.0%	n/a	3.0%	3.0%	n/a	3.0%
Discount rate	15.0%	n/a	16.0%	15.0%	n/a	16.0%
Budgeted revenue growth rate over forecast period	18.1%	n/a	23.1%	18.2%	n/a	23.7%
Fair value less cost to dispose	$319,828	n/a	$48,052	$264,829	n/a	$69,021

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

CGU impairment

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and certain international markets and forms part of the Company’s Canadian Cannabis Operating Segment. Management concluded that the recoverable amount was higher than the carrying value as at March 31, 2023, and no impairment was recognized within the Canadian Cannabis CGU.

Management concluded that the recoverable amount was lower than the carrying value as at June 30, 2022, and recorded impairment losses of $315.9 million. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $258.1 million of impairment losses to the CGU’s intangible assets and $57.8 million of impairment losses to property, plant and equipment (Note 11).

European Cannabis CGU

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe and the Company’s European Cannabis Operating Segment. Management concluded that the recoverable amount was higher than the carrying value as at March 31, 2023, and no impairment was recognized within the European Cannabis CGU (June 30, 2022 - nil). In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins (-22.7% - 36.6%) is also a key assumption in determining the recoverable amount of the European Cannabis CGU.

Plant Propagation CGU

The Company’s Plant Propagation represents its operations dedicated to the propagated vegetables and ornamental plants within North America and is the single CGU in the Company’s Plant Propagation Operating Segment. Management concluded that the recoverable amount was higher than the carrying value as at March 31, 2023, and no impairment was recognized within the Plant Propagation CGU.

Operating segment impairment

Canadian Cannabis Operating Segment

Management concluded that the recoverable amount was lower than the carrying value as at March 31, 2023, and an impairment of $22.4 million was recognized within the Canadian Cannabis Operating Segment (June 30, 2022 - $43.1 million). An impairment loss of $0.8 million (June 30, 2022 - $26.4 million) was recognized against goodwill and the remaining impairment loss was allocated based on the relative carrying amounts of the operating segment’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $19.8 million June 30, 2022 - $13.8 million) of impairment losses to the operating segment’s intangible assets and $1.8 million (June 30, 2022 - $2.9 million) of impairment losses to property, plant and equipment (Note 11). The allocation of impairment recognized to intangible assets was to the extent that that the intangible assets were not impaired beyond their recoverable amount. The fair value of the intangible assets were measured using valuation techniques including the relief from royalty method for brands and the with and without method for permits and licenses. The significant assumptions were budgeted revenue growth rate over forecast period (6% - 24.4%) forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins (13.2% - 21.3%), discount rates (11% -17.5%), and royalty rates (2.5% - 5%). If the discount rates increased or decreased by 5%, the estimated fair value of intangible assets would increase or decrease by $4.2 million.

European Cannabis Operating Segment

Management concluded that the recoverable amount was higher than the carrying value as at March 31, 2023, and no impairment loss was recognized within the European Cannabis Operating Segment (International Cannabis Operating Segment: June 30, 2022 - $146.1 million).

Note 16    Convertible Debentures

Accounting Policy

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

$
Balance, June 30, 2021	327,931
Interest paid	(25,667)
Accretion	33,171
Accrued interest	22,457
Debt repurchased	(163,165)
Realized loss on debt repurchased	19,353
Unrealized loss on foreign exchange	12,424
Balance, June 30, 2022	226,504
Current portion	(26,854)
Long-term portion	199,650

Balance, June 30, 2022	226,504
Interest paid	(13,305)
Accretion	16,123
Accrued interest	8,956
Debt repurchased	(128,706)
Realized loss on debt repurchased	10,874
Unrealized loss on foreign exchange	12,125
Balance, March 31, 2023	132,571
Current portion	(132,571)
Long-term portion	—

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 Common Shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per Common Share. As of March 31, 2023, $148.5 million (US$109.9 million) principal amount of the Senior Notes are outstanding.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any Common Shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

The debt host has been recognized at its amortized cost of $276.4 million, which represents the remaining fair value allocated from total net proceeds received of $445.6 million (US$334.7 million) after $169.2 million (US$126.8 million) was allocated to the derivative liability representing the equity conversion option. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the Senior Notes. These transaction costs total $15.0 million and have been netted against the principal amount of the debt.

As of March 31, 2023, $148.5 million (USD$109.9 million) (June 30, 2022 - $269.2 million (US$208.9 million )) principal amount of the Senior Notes are outstanding.

As of March 31, 2023, the conversion option had a fair value of $nil (June 30, 2022 - $nil) and the Company recognized an unrealized gain of $nil for the nine months ended March 31, 2023 (year ended June 30, 2022 - $3.1 million) on the derivative liability. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$0.70 (June 30, 2022 - US$1.32), volatility of 84% (June 30, 2022 - 82%), implied credit spread of 397 bps (June 30, 2022 - 903 bps), and assumed stock borrow rate of 10% (June 30, 2022 - 10%). As of March 31, 2023, the Company has accrued interest payable of $16.9 million (June 30, 2022 - $6.6 million) on the Senior Notes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the nine months ended March 31, 2023 the Company repurchased a total of $135.0 million (US $99.0 million) (year ended June 30, 2022 - $175.7 million (US$136.1 million) ) in principal amount of the Senior Notes at a total cost, including accrued interest, of $130.4 million (US $95.7 million) and recognized a loss of $10.9 million within other gains (losses) in the statements of comprehensive loss.

Subsequent to March 31, 2023, the Company repurchased approximately US$50.9 million aggregate principal amount of convertible senior notes (Note 32).

Note 17    Loans and Borrowings

Accounting Policy

Loans and Borrowings are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Loans are derecognized from the Consolidated Statement of Financial Position when the obligation specified in the contract is discharged, cancelled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as finance costs. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period

On August 25, 2022, through the acquisition of Bevo (Note 13), the Company acquired term loans under Bevo’s credit facility (the “Credit Agreement”).

The changes in the carrying value of current and non-current term loan credit facilities are as follows:

Term loan credit facilities
$
Balance, June 30, 2022	—
Acquired through business combination (Note 13)	39,697
Drawings	7,242
Accretion	1,846
Interest payments	(1,504)
Principal repayments	(1,547)
Balance, March 31, 2023	45,734
Current portion	(9,571)
Long-term portion	36,163

The term loans consist of the following access to funds under the credit facility:
i.a $47.8 million term loan (“Term Loan”); and
ii.a $8.0 million revolving line of credit (“Revolver”)

Under the terms of the Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at March 31, 2023, the Company was in compliance with all covenants relating to the Credit Agreement.

Term loan
As at March 31, 2023, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. As at March 31, 2023, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity.

Details regarding the tranches are further discussed below:

i.Tranche A provided available borrowings of $33.7 million by a way of a single advance. Under the Credit Agreement, interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. An additional $1.1 million was added to the loan balance when the credit agreement was revised in June 2021. As at March 31, 2023, $27.1 million of Tranche A remains unpaid and total interest accrued and paid during the period ended March 31, 2023 was $0.4 million.

ii.Tranche B provided available borrowings of $13.0 million. Interest is due monthly, and the principal balance is repayable in equal quarterly installments of 1/60th of the amount beginning on the last day of each fiscal quarter commencing September 30, 2019. As at March 31, 2023, $10.5 million remains unpaid and total interest accrued and paid during the period ended March 31, 2023 was $0.2 million.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Revolver

The Revolver provided available aggregate borrowings of up to $8.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at March 31, 2023, $7.5 million was withdrawn from the revolver loan.

Total loans and borrowings principal repayments as at March 31, 2023 are as follows:

$
Next 12 months	9,571
Over 1 year to 3 years	2,636
Over 3 years to 5 years	6,758
Over 5 years	26,769
Total long-term debt repayments	45,734

On April 11, 2023, the Credit Agreement was amended to reduce the Term Loan by $9.7 million to $38.1 million and increase the Revolver by $4.0 million to $12.0 million.

Note 18    Lease liabilities

Accounting Policy

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Subsequently, if there is a change to the expected lease term within the control of the lessee, the lease liability will be remeasured using the updated term and revised discount rate on a prospective basis.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statements of comprehensive loss.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income, while a financing lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, June 30, 2021	71,619
Lease additions	1,736
Disposal of leases	(6,139)
Lease payments	(10,025)
Net lease term reduction and other items (1)	(17,534)
Changes due to foreign exchange rates	(103)
Interest expense on lease liabilities	3,433
Balance, June 30, 2022	42,987
Current portion	(6,150)
Long-term portion	36,837

Balance, June 30, 2022	42,987
Lease additions	555
Disposal of leases	(272)
Lease payments	(6,709)
Net lease term increase and other items (1)	10,166
Changes due to foreign exchange rates	244
Interest expense on lease liabilities	2,246
Balance, March 31, 2023	49,217
Current portion	(5,413)
Long-term portion	43,804
(1) As part of the Company’s restructuring activities (Note 3) and use of Sky facility by Bevo, management re-assessed the likelihood of executing renewal options of its existing leases.
For the nine months ended March 31, 2023, the Company recorded a $1.6 million rent expense (year ended June 30, 2022 - $2.9 million) related to short-term leases, variable leases, and low-value leases.

Note 19    Share Capital

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other (losses) gains on the statement of comprehensive income. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

ii.Unlimited number of Class “A” Shares each with a par value of $1.00. As at March 31, 2023, no Class “A” Shares were issued and outstanding.

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

iii.Unlimited number of Class “B” Shares each with a par value of $5.00. As at March 31, 2023, no Class “B” Shares were issued and outstanding.

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

(b)     Shares Issued and Outstanding

As at March 31, 2023, 345,269,310 Common Shares (June 30, 2022 – 297,772,238) were issued and fully paid.

As at March 31, 2023, the Company was obligated to issue 435,000 Common Shares with an average price per share of $0.95 for gross proceeds of $0.4 million as settlement for sales previously made under its at-the-market program (“ATM Program”).

(i)    Shares for business combinations
During the nine months ended March 31, 2023, the Company issued 2,614,995 Common Shares with a fair value of $9.7 million to settle contingent consideration relating to milestones achieved pursuant to the business combination of Thrive.
During the year ended June 30, 2022, the Company issued 2,467,421 Common Shares with a fair value of $9.2 million, in connection with the acquisition of Thrive.
(ii)    Shares issued for earn-out payments

During the nine months ended March 31, 2023, the Company issued an aggregate of nil Common Shares for milestone payments in connection with an acquisition completed in a prior year (year ended June 30, 2022 - 193,554 Common Shares in connection with three acquisitions).
(iii)    Shares issued for equity financing

The Company issued the following common shares in the periods indicated:

			US$ equivalence
	Nine months ended March 31, 2023	Year Ended June 30, 2022	Nine months ended March 31, 2023	Year Ended June 30, 2022

Gross proceeds	$75,568	$143,887	$55,381	$113,838
Commission	$1,422	$2,878	$1,107	$2,276
Net proceeds	$74,146	$141,009	$54,274	$111,562
Average gross price	$1.68	$5.50	$1.23	$4.35
Number of shares issued	44,986,253	26,161,388

On June 1, 2022, the Company completed an offering of 70,408,750 units of the Company (“June 2022 Offering”) for gross proceeds of approximately $218.2 million (US$172.5 million). The Company paid commissions and issuance costs of $9.9 million for net proceeds of $208.3 million. Each unit consists of one Common Share and one common share purchase warrant (“June 2022 Offering Warrant”) of the Company. Each June 2022 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of US$3.20 per share until June 1, 2025 (Note 19(c).

On January 26, 2021, the Company completed an offering of 13,200,000 units (“January 2021 Unit Offering”), including an over-allotment of 1,200,000 units, for gross proceeds of $175.8 million (US$137.9 million). The Company paid commissions and issuance costs of $9.0 million for net proceeds of $166.8 million. Each unit consists of one Common Share and one-half of one Common Share purchase warrant (“January 2021 Offering Warrant”) of the Company. Each whole January 2021 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of US$12.60 per share until January 26, 2024 (Note 19(c).

On November 16, 2020, the Company completed an offering of 23,000,000 units (“November 2020 Unit Offering”), including an over-allotment of 3,000,000 units, for gross proceeds of $226.2 million (US$172.5 million). The Company paid commissions and issuance costs of $11.8 million for net proceeds of $214.5 million. Each unit consists of one Common Share and one-half of one Common Share purchase warrant (“November 2020 Offering Warrant”) of the Company. Each whole November 2020 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of US$9.00 per share until March 16, 2024 (Note 19(c).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2022	89,124,788	6.72
Balance, March 31, 2023	89,124,788	7.09

In accordance with IAS 32 - Financial Instruments: Presentation, the June 2022 Offering Warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 22) on the statements of comprehensive loss. Of the $208.3 million total net proceeds received, $35.6 million was allocated to the warrant derivative liabilities and $172.7 million was allocated to share capital.

In accordance with IAS 32 - Financial Instruments: Presentation, the November 2020 and January 2021 Offering Warrants, which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 22) on the statements of comprehensive loss. Of the $381.2 million total net proceeds received, $74.0 million was allocated to the warrant derivative liabilities and $307.2 million was allocated to share capital.

The following summarizes the warrant derivative liabilities:

					US$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$		$	$	$		$
Balance, June 30, 2021	59,162	29,698	—	88,860	47,726	23,958	—	71,684
Additions	—	—	35,621	35,621	—	—	28,164	28,164
Unrealized losses on derivative liability	(55,148)	(28,167)	(3,869)	(87,184)	(44,613)	(22,770)	(3,520)	(70,903)
Balance, June 30, 2022	4,014	1,531	31,752	37,297	3,113	1,188	24,644	28,945
Unrealized losses on derivative liability	(3,939)	(1,486)	(22,238)	(27,663)	(3,059)	(1,155)	(17,603)	(21,817)
Balance, March 31, 2023	75	45	9,514	9,634	54	33	7,041	7,128

The following table summarizes the warrants that remain outstanding as at March 31, 2023:

Exercise Price ($)	Expiry Date	Warrants (#)
4.38 - 41.88 (2)	January 26, 2024 - November 30, 2025	88,596,596
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		89,124,788
(1)Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.
(2)Includes the June 2022 Offering Warrants exercisable at US$3.20.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 20    Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

The Company currently has in place a “rolling maximum” or “evergreen” stock option plan (“Option Plan”), Fixed Restricted Share Unit Plan (“RSU Plan”), Fixed Performance Share Unit Plan (“PSU Plan”), and a Fixed Deferred Share Unit Plan (“DSU Plan”), which is applicable to non- employee directors only. The Board may from time to time, in its discretion and in accordance with Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, as applicable, non-transferable stock options, RSUs, PSUs and DSUs in accordance with these plans. The maximum number of Common Shares issuable pursuant to all equity-based compensation arrangements shall not, at any time, exceed 10% of the issued and outstanding Common Shares.

At the Company’s Annual General and Special Meeting held on November 13, 2017 (“2017 AGM”), shareholders approved the adoption of the Option Plan. At the Company’s Annual General and Special Meeting held on November 14, 2022 (“2022 AGM”), shareholders approved amendments to the Option Plan. The Option Plan amendments provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The amendments include reducing the The Option Plan 10% “rolling” plan to 7.5% , and therefore, the number of Common Shares issuable under the Option Plan and under all other equity-based compensation arrangements shall not exceed 7.5% of the total number of issued and outstanding Common Shares.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)     Stock Options

A summary of stock options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2021	4,108,006	68.46
Granted	1,335,514	9.53
Expired	(544,085)	30.75
Forfeited	(620,152)	73.19
Balance, June 30, 2022	4,279,283	53.97
Granted	3,384,998	1.86
Expired	(277,885)	90.53
Forfeited	(664,893)	58.87
Balance, March 31, 2023	6,721,503	25.73

The following table summarizes the stock options that are outstanding as at March 31, 2023:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
1.67 - 27.24	January 10, 2025 - September 30, 2027	4.00	5,453,045	1,521,559
38.52 - 99.60	April 12, 2023 - December 9, 2024	0.78	402,864	402,864
100.80 - 133.80	June 6, 2023 - July 12, 2024	2.49	797,429	797,429
135.00 - 163.56	September 25, 2023 - May 21, 2024	0.90	68,165	68,165
		3.53	6,721,503	2,790,017

During the nine months ended March 31, 2023, the Company recorded aggregate share-based compensation expense of $2.5 million (year ended June 30, 2022 - $4.9 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statements of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Nine months ended March 31, 2023	Year ended June 30, 2022
Risk-free annual interest rate (1)	3.70%	0.95%
Expected annual dividend yield	N/A	—%
Expected stock price volatility (2)	86.86%	84.21%
Expected life of options (years) (3)	2.54	2.50
Forfeiture rate	20.65%	19.99%

(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain competitors.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the nine months ended March 31, 2023 was $0.99 per option (year ended June 30, 2022 - $3.59 per option).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

At the 2017 AGM, shareholders also approved the adoption of the RSU Plan, which was subsequently amended at the 2022 AGM. The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company is currently authorized to issue a maximum of 3,000,000 Common Shares under this plan. At the 2022 AGM, Shareholders approved amendments changing the limits from a fixed maximum plan to a rolling plan, subject to a global limit of 7.5% of the Company’s issues and outstanding Common Shares under all equity compensation plans in aggregate, and a rolling limit for all full value award plans of the Company of 4%, which includes RSU, PSU and DSU plans.

At the Company’s Annual General and Special Meeting held on November 30, 2018, shareholders approved the adoption of the DSU Plan, which was subsequently amended at the 2020 AGM and again at the 2022 AGM. Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing. The Company is currently authorized to issue a maximum of 500,000 Common Shares under this plan. The amendments approved at the 2022 AGM include changing from a fixed maximum plan to at rolling plan such that the maximum number of Common Share issuable do not exceed 1% of the issued and outstanding Common Shares, subject to the global limit of no more than 7.5% of the Company issued and outstanding Common Shares for all equity compensation plans in aggregate, and a rolling limit for all full value award plans of the Company of 4%, which includes RSU, PSU and DSU plans.

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2021	1,040,544	16.46
Issued	761,029	6.98
Vested, released and issued	(362,774)	21.01
Expired	(417)	113.16
Forfeited	(123,848)	10.35
Balance, June 30, 2022	1,314,534	10.26
Issued	6,728,932	1.82
Vested, released and issued	(326,894)	14.25
Expired	(14,099)	27.34
Forfeited	(177,533)	4.77
Balance, March 31, 2023	7,524,940	2.64
(1)As of March 31, 2023, there were 6,614,487 RSUs and 910,453 DSUs outstanding (June 30, 2022 - 1,100,563 RSUs and 213,971 DSUs).

During the nine months ended March 31, 2023, the Company recorded share-based compensation of $6.5 million (year ended June 30, 2022 - $5.2 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statements of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the nine months ended March 31, 2023 was $2.64 per unit (year ended June 30, 2022 – $6.98 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at March 31, 2023:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
0.93 - $8.50	Nov 3, 2023 - Nov 15, 2025	7,262,564	956,981
10.09 - 24.96	Feb 10, 2023 - Feb 10, 2025	258,247	123,078
$90.12 - $113.16	N/A	4,129	4,129
		7,524,940	1,084,188

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)     Performance Share Units (“PSUs”)

At the 2020 AGM, shareholders approved the adoption of the PSU Plan, which was subsequently amended at the 2022 AGM. Under the terms of the PSU Plan, officers, employees and eligible consultants of the Company may be granted PSUs that are released as Common Shares upon successful completion of certain stated performance conditions. At the 2022 AGM, Shareholders approved amendments changing the limits from a fixed maximum plan to a rolling plan, subject to a global limit of 7.5% of the Company’s issues and outstanding Common Shares under all equity compensation plans in aggregate, and a rolling limit for all full value award plans of the Company of 4%, which includes RSU, PSU and DSU plans.

A summary of the PSUs outstanding is as follows:

	PSUs	Weighted Average Issue Price of PSUs
	#	$
Balance, June 30, 2021	387,369	10.06
Issued	441,233	7.81
Vested, released and issued	(12,723)	8.22
Forfeited	(121,508)	9.31
Balance, June 30, 2022	694,371	10.26
Issued	1,734,746	1.87
Vested, released and issued	(3,626)	2.16
Forfeited	(117,270)	5.44
Balance, March 31, 2023	2,308,221	3.77
The following table summarizes the PSUs that are outstanding as at March 31, 2023:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$1.87 - $10.09	Sep 10, 2023 - Nov 15, 2025	2,304,942	560
$13.35 - $23.96	Dec 8, 2023 - Feb 11, 2024	3,279	—
		2,308,221	560

During the nine months ended March 31, 2023, the Company recorded share-based compensation of $1.7 million (year ended June 30, 2022 - $1.6 million), for PSUs granted during the period. This expense is included in the share-based compensation line on the statements of comprehensive loss.

PSUs granted during the nine months ended March 31, 2023 were fair valued based on the following weighted average assumptions:

	Nine months ended March 31, 2023	Year ended June 30, 2022

Risk-free annual interest rate (1)	3.99%	1.23%
Dividend yield	—%	—%
Expected stock price volatility (2)	94.04%	38.23%
Expected stock price volatility of peer group (2)	86.71%	28.74%
Expected life of options (years) (3)	3.00	3.00
Forfeiture rate	16.98%	10.30%
Equity correlation against peer group (4)	49.74%	47.51%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the nine months ended March 31, 2023 was $1.05 per unit (year ended June 30, 2022 - $9.90 per unit).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21    Loss Per Share

Accounting Policy

The Company calculates basic (loss) earnings per share by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued.

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Nine months ended March 31, 2023	Year ended June 30, 2022
Net loss attributable to Aurora shareholders	($198,997)	($1,717,624)

Weighted average number of Common Shares outstanding	322,735,165	214,912,605

Basic loss per share	($0.62)	($7.99)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options is anti-dilutive.

Note 22    Other (Losses) Gains

		Nine months ended March 31, 2023	Year ended June 30, 2022
		$	$
Share of net income from investment in associates	8	33	(293)
Loss on extinguishment of derivative investment	6(a)	—	(9,096)
Unrealized loss on derivative investments	7(b)	(15,796)	(19,951)
Unrealized gain on derivative liability	19(c)	27,663	90,263
Unrealized gain (loss) on changes in contingent consideration fair value	29	5,238	(5)
Gain (loss) on disposal of assets held for sale and property, plant and equipment	12	(914)	373
Contract termination fee	26(b)	(2,750)	—
Government grant income	5	—	10,757
Provisions		(4,145)	(3,372)
Realized loss on repurchase of convertible debt	16	(10,874)	(19,353)
Other losses		(3,564)	(2,235)
Total other (losses) gains		(5,109)	47,088

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Nine months ended March 31, 2023	Year ended June 30, 2022
	$	$
Accounts receivable	5,528	18,335
Biological assets	(52,447)	(78,000)
Inventory	49,028	99,068
Prepaid and other current assets	(16,373)	2,675
Accounts payable and accrued liabilities	(8,064)	6,765
Income taxes payable	98	331
Deferred revenue	(1,612)	(319)
Provisions	(1,282)	2,213
Other current liabilities	8	1,584
Changes in operating assets and liabilities	(25,116)	52,652

Additional supplementary cash flow information is as follows:

	Nine months ended March 31, 2023	Year ended June 30, 2022
	$	$
Property, plant and equipment in accounts payable	(193)	910
Right-of-use asset additions	555	1,340
Amortization of prepaids	19,901	33,511
Interest paid	16,933	27,725
Interest received	(1,949)	379
Included in restricted cash as of March 31, 2023 is $3.4 million (June 30, 2022 - $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $6.0 million (June 30, 2022 - nil) related to the Bevo acquisition, $20.7 million (June 30, 2022 - $15.0 million) for self- insurance, $0.1 million (June 30, 2022 - $0.2 million) attributed to international subsidiaries, and $35.7 million (June 30, 2022 - $32.4 million) of funds reserved for the segregated cell program for insurance coverage.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24    Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive (loss) income or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (June 30, 2022 - 27.0%) to income (loss) before income tax for the following items:

	March 31, 2023	June 30, 2022
	$.	$
Income (loss) before tax	(221,532)	(1,720,120)
Combined federal and provincial rate	27.0%	27.0%
Expected tax recovery	(59,814)	(464,432)
Change in estimates from prior year	(23)	401
Foreign exchange	(2,637)	1,381
Non-deductible expenses	5,715	9,033
Non-deductible (non-taxable) portion of capital items	(7,469)	(19,518)
Goodwill and other impairment items	612	246,177
Tax impact on divestitures	3,076	—
Difference in statutory tax rate	6,655	24,346
Effect of change in tax rates	(99)	(385)
Changes in deferred tax benefits not recognized	38,747	200,856
Income tax recovery	(15,237)	(2,141)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at March 31, 2023 and June 30, 2022 are comprised of the following:

	Balance, June 30, 2022	Deferred tax assets (liabilities) assumed from acquisition	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, March 31, 2023
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	24,691	839	5,924	965	(516)	31,903
Capital Losses	—	—	142	—	—	142
Finance costs	10	133	(25)	—		118
Investment tax credit	1,282	—	—	—	—	1,282
Property, plant and equipment	—	—	—	—	—	—
Derivatives	26	—	—	—	—	26
Leases	8,718	—	(2,228)	39	—	6,529
Others	5,538	—	(5,537)	—	—	1
Total deferred tax assets	40,265	972	(1,724)	1,004	(516)	40,001

Deferred tax liabilities
Convertible debenture	(11,896)	—	8,494	—	—	(3,402)
Marketable securities	—	—	—	—	—	—
Investment in associates	(8)	—	(4)	—	—	(12)
Derivatives	—	—	—	—	—	—
Intangible assets	(10,920)	(1,581)	449	(572)	—	(12,624)
Property, plant and equipment	(4,969)	(15,304)	4,427	(419)	—	(16,265)
Inventory	(11,648)	—	6,441	(11)	—	(5,218)
Biological assets	(3,686)	(407)	2,025	(2)	—	(2,070)
Others	—	49	(1,704)	—	—	(1,655)
Total deferred tax liabilities	(43,127)	(17,243)	20,128	(1,004)	—	(41,246)

Net deferred tax liabilities	(2,862)	(16,271)	18,404	—	(516)	(1,245)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2021	(Charged to) / recovered through earnings (restatement)	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, Jun 30, 2022
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	110,085	3,062	(85,288)	(975)	(2,193)	24,691
Capital losses	451	—	(451)	—	—	—
Finance costs	813	—	(803)	—	—	10
Investment tax credit	1,471	—	(189)	—	—	1,282
Derivatives	734	—	(708)	—	—	26
Leases	14,937	—	(6,219)	—	—	8,718
Others	5,455	—	83	—	—	5,538
Total deferred tax assets	133,946	3,062	(93,575)	(975)	(2,193)	40,265

Deferred tax liabilities
Convertible debenture	(29,627)	—	17,731	—	—	(11,896)
Investment in associates	1,409	(1)	(1,416)	—	—	(8)
Derivatives	(393)	—	393	—	—	—
Intangible assets	(78,900)	(4,478)	71,880	578	—	(10,920)
Property, plant and equipment	(15,239)	(558)	10,398	430	—	(4,969)
Inventory	(8,296)	(857)	(2,466)	(29)	—	(11,648)
Biological assets	(2,900)	(30)	(752)	(4)	—	(3,686)
Others	—	—	—	—	—	—
Total deferred tax liabilities	(133,946)	(5,924)	95,768	975	—	(43,127)

Net deferred tax liabilities	—	(2,862)	2,193	—	(2,193)	(2,862)

Deferred tax assets (liabilities) as presented in the Consolidated Statements of Financial Position are as follows:

	March 31, 2023	June 30, 2022
	$	$
Deferred tax assets	15,500	—
Deferred tax liabilities	(16,745)	(2,862)
Net deferred tax liabilities	(1,245)	(2,862)

Deferred tax assets have not been recognized with respect to the following deductible temporary differences:

	March 31, 2023	June 30, 2022
	$	$
Non-capital losses carried forward	1,267,104	1,159,836
Investment in associates	1,240	47,983
Capital losses	186,093	135,259
Property, plant, and equipment	581,993	584,013
Intangible assets	60,219	37,953
Goodwill	31,728	32,755
Marketable Securities	25,075	23,744
Investment tax credits	6,696	5,021
Derivatives	22,164	12,722
Capital lease obligations	15,970	1,553
Other	56,776	37,365
	2,255,058	2,078,204

The Company has income tax loss carryforwards of approximately $1,242.6 million (June 30, 2022 - $1,110.6. million) which are predominately from Canada and if unused, will expire between 2023 to 2043.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Nine months ended	Year ended
	March 31, 2023	June 30, 2022
	$	$
Short-term employment benefits (1)	5,454	7,109
Long-term employment benefits	31	—
Termination benefit	489	308
Directors’ fees (2)	273	335
Share-based compensation (3)	8,886	11,026
Total management compensation (4)	15,133	18,778

(1)Includes meeting fees and committee chair fees.
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 20).
(3)As of March 31, 2023, $1.2 million is payable or accrued for key management compensation (June 30, 2022 - $1.6 million).

In connection with the acquisition of all of the issued and outstanding shares of CannaHealth, the Company paid $21.9 million to the minority interest of a consolidated subsidiary. The allocation of the consideration paid was determined to be solely deferred compensation, which is being amortized over a five year period. During the nine months ended March 31, 2023, the Company recognized amortization expense of $1.9 million in the consolidated statements of loss and comprehensive loss.

The following is a summary of the significant transactions with related parties:

	Nine months ended	Year ended
	March 31, 2023	June 30, 2022
	$	$
Production costs (1)	2,546	4,310

(1)Production costs incurred with (i) Capcium and its subsidiary Gelcan, a company where Aurora held significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), was an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control). During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss. After the termination of the manufacturing agreement,Gelcan and Sterigenics are no longer related parties.

The following amounts were receivable from (payable to) related parties:

	March 31, 2023	June 30, 2022
	$	$
Production costs with investments in associates (1)	(79)	439

(1)Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss.After the termination of the manufacturing agreement,Gelcan and Sterigenics are no longer related parties.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 26    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. Again, on a Judgement dated September 23, 2022 the Court granted the second motion to dismiss the case in favour the Company. The motion was granted without prejudice. The plaintiff’s counsels re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company filed a third further motion to dismiss on January 6, 2023, to which the plaintiffs have filed an opposition brief and the Company subsequently filed a reply. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment has been scheduled for January 2024. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. The Defendant Employee has been noted in default by the plaintiff and Aurora has filed and served a Third-Party Notice against the Defendant Employee. The Company disputes the allegations and intends to defend against the claims.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

A Notice of Application was sent to the court for filing in which Thrive is requesting an Order to wind up the joint venture with Canary RX Inc., being 2755757 Ontario Inc. dba Venn Cannabis (the "Joint Venture") or alternatively, for Canary Rx to purchase Thrive’s shares of the Joint Venture at a fair market value. This matter was settled, subsequent to March 31, 2023 in which the parties executed a Release and Settlement agreement dated April 28, 2023.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at March 31, 2023 the Company has recognized total provisions of $1.0 million (June 30, 2022 - nil) in provisions on the consolidated statements of financial position and a settlement accrual for $1.0 million (June 30, 2022 - nil) in accounts payable and accrued liabilities on the consolidated statements of financial position.

(b)Commitments

(i)Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the nine months ended March 31, 2023 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statements of comprehensive loss.

(ii)The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 30(b) and loans and borrowing repayments in Note 17, the Company has $2.2 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 27    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products, plant propagation and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Revenue from plant propagation is recognized at a point in time when control of the goods is transferred to the customer, at an amount which reflects the consideration to which the Company expects to be entitled to in exchange for those goods. The Company goods consist of propagation seedlings and bedding plants. The sale is completed upon delivery as the Company bears the responsibility of transportation and related costs.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $3.0 million for the nine months ended March 31, 2023 (year ended June 30, 2022 - $4.3 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2023, the net return liability for the estimated variable revenue consideration was $1.6 million (June 30, 2022 - $2.3 million) and is included in deferred revenue on the consolidated statements of financial position.

Nine months ended March 31, 2023	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	174,815	—	174,815
Revenue from provision of services	—	1,088	1,088
Excise taxes	(21,617)	—	(21,617)
Cannabis net revenue	153,198	1,088	154,286
Plant propagation
Revenue from sale of goods	20,682	—	20,682
Net revenue	173,880	1,088	174,968

Year ended June 30, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	251,607	—	251,607
Revenue from provision of services	—	1,696	1,696
Excise taxes	(31,964)	—	(31,964)
Net revenue	219,643	1,696	221,339

Note 28    Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into three reportable segments plus corporate. The three reportable segments are (i) Canadian Cannabis; (ii) EU Cannabis and (iii) Plant Propagation

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the nine months ended March 31, 2023, the Company changed its internal management reporting which resulted in a change in how CGU’s are allocated between the Canadian Cannabis operating segment and the previously reported International Cannabis operating segment. As a result, the International Cannabis operating segment now only represents the European Union (“EU”) and sales to export markets from Canada are now within the Canadian Cannabis segment. Additionally, with the acquisition of Bevo (Note 13), the Company determined this is a reportable segment. Accordingly, Management has identified the following three reportable operating segments: (i) Canadian Cannabis; (ii) European Cannabis and (iii) Plant Propagation.

Operating Segments	Canadian Cannabis	EU Cannabis	Plant Propagation	Corporate (1)	Total
	$	$		$	$
Nine months ended March 31, 2023
Net revenue	129,918	24,369	20,681	—	174,968
Gross profit (loss) before fair value adjustments	12,174	10,616		1,343	24,133
Selling, general, and administrative expense	94,364	12,147	14,344	1,784	122,639
Loss before taxes	(156,199)	(23,162)	(39,245)	(2,926)	(221,532)

Year ended June 30, 2022
Net revenue	159,923	61,372	—	44	221,339
Gross profit (loss) before fair value adjustments	(23,411)	32,015	—	22	8,626
Selling, general and administrative expense	140,469	17,541	—	17,227	175,237
Loss before taxes	(1,559,855)	(14,124)	—	(146,141)	(1,720,120)
(1)Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets
March 31, 2023	375,179	41,866	105	417,150
June 30, 2022	267,438	41,080	—	308,518

Nine months ended March 30, 2023
Net revenue	150,599	24,369	—	174,968
Gross profit (loss) before fair value adjustments	13,517	10,616	—	24,133

Year ended June 30, 2022
Net revenue	159,819	61,520	—	221,339
Gross profit (loss) before fair value adjustments	(23,640)	32,266	—	8,626

There were no single customers that contributed 10% or more to the Company’s net revenue arising from the Canadian Cannabis operating segment for the nine months ended March 31, 2023.

There were no single customers that contributed 10% or more to the Company’s net revenue arising from the EU operating segment for the nine months ended March 31, 2023 (year ended June 30, 2022 - nil).
No other single customers contributed 10% or more to the Company’s net revenue during the nine months ended March 31, 2023 and year ended June 30, 2022.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 29    Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate approximates fair value

The following is a continuity schedule of contingent consideration payable:

	Thrive	Bevo	Other	Total
	$	$	$	$
Balance, June 30, 2021	—	—	250	250
Additions	14,371	—	—	14,371
Unrealized gain (loss) from changes in fair value	—	—	—	—
Payments	—	—	(250)	(250)
Balance, June 30, 2022	14,371	—	—	14,371
Additions	451	2,902	—	3,353
Unrealized gain (loss) from changes in fair value	(4,882)	(355)	—	(5,237)
Payments	—	—	—	—
Balance, March 31, 2023	9,940	2,547	—	12,487

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

the contingent consideration would decrease by $1.0 million (June 30, 2022 - $1.4 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by $0.7 million (June 30, 2022 - $1.3 million).
The carrying values of the financial instruments at March 31, 2023 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	234,942	—	—	234,942
Restricted cash	65,900	—	—	65,900
Accounts receivable, excluding sales taxes and lease receivable	38,000	—	—	38,000
Derivatives	—	7,249	—	7,249
Loans receivable	—	—	—	—
Lease receivable	8,590	—	—	8,590
Financial Liabilities
Accounts payable and accrued liabilities	75,825	—	—	75,825
Convertible debentures	132,571	—	—	132,571
Contingent consideration payable	—	12,487	—	12,487
Other current liabilities	12,572	—	—	12,572
Lease liabilities	49,217	—	—	49,217
Derivative liability	—	9,634	—	9,634
Loans and borrowings	45,734	—	—	45,734
Other long-term liabilities	48,047	—	—	48,047
.
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2023
Derivative assets	7(b)	—	7,114	135	7,249
Contingent consideration payable		—	—	12,487	12,487
Derivative liability	16, 19(c)	9,634	—	—	9,634

As at June 30, 2022
Marketable securities	7(a)	1,331	—	—	1,331
Derivative assets	7(b)	—	9,860	16,423	26,283
Contingent consideration payable		—	—	14,371	14,371
Derivative liability	16, 19(c)	37,297	—	—	37,297

There have been no transfers between fair value categories during the period.

Note 30    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $35.7 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2023, $20.9 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2022 - $22.5 million). As of March 31, 2023, the Company recognized a $3.4 million provision for expected credit losses (June 30, 2022 - $4.1 million).

Other receivables are also assessed on a case-by case basis and provided for as required. During the nine months ended March 31, 2023, the Company increased its expected credit loss provision by $6.1 million (June 30, 2022 - nil) to reflect an increase in credit risk for other receivables. Additionally, the Company wrote off a credit impaired loan receivable in the amount of $0.8 million (June 30, 2022 - nil).

The Company’s aging of trade receivables was as follows:

	March 31, 2023	June 30, 2022
	$	$
0 – 60 days	28,355	23,763
61+ days	6,661	4,902
	35,016	28,665

The Company’s contractual cash flows from lease receivables is as follows:

	Note	March 31, 2023
		$
Next 12 months		2,480
Over 1 year to 2 years		2,396
Over 2 years to 3 years		1,522
Over 3 years to 4 years		1,417
Over 4 years to 5 years		1,127
Thereafter		817
Total undiscounted lease payments receivable		9,759
Unearned finance income		(1,169)
Total lease receivable		8,590
Current	4	(2,094)
Long-term		6,496

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2023	June 30, 2022
	$	$
Trade payables	21,942	13,858
Accrued liabilities	38,176	34,810
Payroll liabilities	12,610	18,851
Excise tax payable	2,611	960
Other payables	486	1,395
	75,825	69,874

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 26, the Company has the following undiscounted contractual obligations as at March 31, 2023, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	75,825	75,825	—	—	—
Convertible notes and interest (1)(2)	148,451	148,451	—	—	—
Lease liabilities (2)	98,731	8,548	21,812	15,505	52,866
Loans and borrowings	45,734	9,571	2,636	6,758	26,769
Contingent consideration payable (3)	12,487	—	9,942	2,545	—
Business acquisition retention payments	3,797	3,797	—	—	—
	385,025	246,192	34,390	24,808	79,635
(1)Assumes the principal balance of the debentures outstanding at March 31, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Relates to acquired businesses. Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•$234.9 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under a base shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in U.S. dollars; US$109.9 million (June 30, 2022 - US$208.9 million) of U.S. dollar denominated Senior Notes; and US$7.1 million (June 30, 2022 - US$28.9 million) of warrant derivative liabilities exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at March 31, 2023, the effect of a 10% increase or decrease in Euros, Danish Krone, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $15.2 million (June 30, 2022 – $24.5 million) to net loss and $11.4 million (June 30, 2022 – $9.3 million) to comprehensive loss for the nine months ended March 31, 2023.

At March 31, 2023, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2023 and year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company is exposed to interest rate risk on the variable rate of interest on its term credit facility which is based on the prime rate plus a margin. Otherwise, the Company’s other financial liabilities as at March 31, 2023, consisted of long-term fixed rate debt and as a result are not impacted by changes in market interest rates.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 29, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of March 31, 2023, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $2.5 million (June 30, 2022 – $47.9 million). Refer to Note 7 of the Financial Statements for details on the fair value of marketable securities and derivatives investments, and Note 19(c) for details on the warrant derivative liabilities.

Note 31    Capital Management

As at March 31, 2023, the capital structure of the Company consists of $0.7 billion (June 30, 2022 - $0.9 billion) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 32    Subsequent Events

Subsequent to March 31, 2023, the Company issued 2,145,350 common shares under the ATM Program (Note 30(b)) for gross proceeds of
US$1.4 million. The ATM Program ceased in April 2023, concurrently with the expiry of the 2021 Shelf Prospectus.

Subsequent to March 31, 2023, the Company repurchased approximately US$50.9 million aggregate principal amount of convertible senior notes for aggregate cash consideration of approximately US$46.0 million, and 6,354,529 Common Shares as consideration for gross proceeds of US$4.0 million.

On April 11, 2023, the Credit Agreement (Note 17) was amended to reduce the Term Loan by $9.7 million to $38.1 million and increase the Revolver by $4.0 million to $12.0 million.

Subsequent to March 31, 2023, the Company filed a short form base shelf prospectus on April 27, 2023 (the “2023 Shelf Prospectus”) in Canada and corresponding registration statement in the United States (the “2023 Registration Statement”). The 2023 Shelf Prospectus and the corresponding 2023 Registration Statement filed with the SEC in the U.S. allow the Company to make offerings of up to US$650 million in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. The 2023 Shelf Prospectus shall remain effective until May 2025. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus, approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances thereunder.

On May 24, 2023, the Company formally made the decision to close its Aurora Nordic facility located in Denmark.

On June 13, 2023, the Company formally made the decision to exit the agreement with Growery, one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment, in order to focus on other international growth priorities. Upon completion, the Company will not have any material commercial interests in the Netherlands going forward.